
05007852

LANXESS
Energizing Chemistry

LANXESS AG / 51369 Leverkusen, Deutschland

Office of International Coporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A


SEC MAIL PROCESSING
RECEIVED
MAY 05 2005
WASH, D.C. 202 SECTION

SUPPL

03. May 2005

LANXESS AG
Stephanie Coßmann
Law & Intellectual Property
Beteiligungsverwaltung
Geb. K 10 / R. 3100
51369 Leverkusen, Deutschland

Telefon +49 214 30-43807
Telefax +49 214 30-24806
stephanie.cossmann
@lanxess.com
www.lanxess.com

Re: Furnishing of Information under Rule 12g3-2(b) under the Securities Exchange Act of 1934 – File Number 82-34846

Ladies and Gentlemen,

On behalf of LANXESS AG, we are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

LANXESS AG has the file number **82-34846** for its Rule 12g3-2 (b) submissions.

Sincerely
LANXESS AG

Dr. Stephanie Coßmann

dw 5/13


SEC MAIL PROCESSING
RECEIVED
MAY 0 5 2005
WASH. D.C.

LANXESS
Energizing Chemistry

LANXESS Aktiengesellschaft

Leverkusen, Germany

This is to give Notice of our

Annual Stockholders' Meeting

to be held

on Thursday, June 16, 2005

at 10.00 a.m.

in the Congress Hall (Hall 8) of the Exhibition Center Düsseldorf, Stockumer Höfe, 40474 Düsseldorf, Germany.

Agenda

1. **Submission of the Approved Financial Statements dated 31 December 2004, the Management Report for the Company and the Report of the Supervisory Board for the Fiscal Year 2004; Report on the Combined Financial Statements dated 31 December 2004.**

2. **Ratification of the Actions of Members of the Board of Management**

   The Board of Management and the Supervisory Board propose to ratify the actions of members of the Board of Management holding office during the 2004 fiscal year with respect to that year.

3. **Ratification of the Actions of Members of the Supervisory Board**

   The Board of Management and the Supervisory Board propose to ratify the actions of Members of the Supervisory Board holding office during the 2004 fiscal year with respect to that year.

4. Supervisory Board Elections

Upon conclusion of the 2005 Annual Stockholders' Meeting, the office terms of all Supervisory Board Members representing the stockholders expire.

Pursuant to §§96(1), 101(1) of the German Stock Corporation Act (*AktG*) and §7(1) Sentence 1 No. 2 of the German Co-Determination Act of 1976 (*MitbestG*), the Supervisory Board of the Company comprises eight (8) members representing the stockholders and eight (8) members representing the employees. In electing stockholder representatives, the Annual Stockholders' Meeting is not bound by nominations.

The Supervisory Board proposes:

Dr. Friedrich Janssen, Essen,
Member of the Board of Management at E.ON Ruhrgas AG,

Dr. Jürgen F. Kammer, Munich,
Chairman of the Supervisory Board at Süd-Chemie AG,

Robert J. Koehler, Wiesbaden,
Chairman of the Board of Management at SGL CARBON AG,

Rainer Laufs, Kronberg im Taunus,
self-employed consultant,

Lutz Lingnau, Mendham (NJ), USA
Member of the Board of Management at Schering AG,

Prof. h.c. (CHN) Dr. Ulrich Middelmann, Bochum,
Deputy Chairman of the Board of Management at ThyssenKrupp AG,

Dr. Sieghardt Rometsch, Düsseldorf,
Chairman of the Supervisory Board at HSBC Trinkaus & Burkhardt KGaA

and

Dr. Rolf Stomberg, Hamburg,
currently Chairman of the Supervisory Board at LANXESS Aktiengesellschaft,

to be elected as representatives of the stockholders in the Supervisory Board for the term ending upon conclusion of the stockholders' meeting which resolves on the ratification of the actions of the Supervisory Board Members for the fiscal year 2009.

***

Appendix to Agenda Item No. 4

Information pursuant to §125(1) Sentence 3 of the German Stock Corporation Act

The persons nominated as stockholder representatives on the Supervisory Board under Agenda Item No. 4 are members of Supervisory Boards required to be established by law at the companies listed below and members of comparable domestic and foreign supervisory committees at the below listed commercial enterprises:

Dr. Friedrich Janssen

Memberships in Supervisory Boards Required to be Established by Law:

HDI Rechtsschutz Versicherungs-AG
LANXESS Deutschland GmbH
RW Holding AG
STEAG AG

Intra-Group Memberships:
E.ON Ruhrgas International AG
Thüga AG

Memberships in Comparable Domestic and Foreign Supervisory Committees:

E.ON Ruhrgas Austria AG
Gerling Versicherungs-Beteiligungs-AG
HDI Haftpflichtverband des Deutschen Industrie Versicherungsvereins auf Gegenseitigkeit
MEGAL Finance Company Ltd.

ZAO Gerosgaz

Dr. Jürgen F. Kammer

Memberships in Supervisory Boards Required to be Established by Law:

LANXESS Deutschland GmbH
Süd-Chemie AG
Villeroy & Boch AG

Memberships in Comparable Domestic and Foreign Supervisory Committees:

not applicable

Robert J. Koehler

Memberships in Supervisory Boards Required to be Established by Law:

AXA Versicherungs AG
Benteler AG
Heidelberger Druckmaschinen AG
LANXESS Deutschland GmbH
Pfleiderer AG
Wacker-Chemie GmbH (supervisory board)

Memberships in Comparable Domestic and Foreign Supervisory Committees :

Wacker-Chemie GmbH (shareholder committee)

Rainer Laufs

Memberships in Supervisory Committees Required to be Established by Law:

Klöckner Werke AG

LANXESS Deutschland GmbH
WCM Beteiligungs- und Grundbesitz AG

Memberships in Comparable Domestic and Foreign Supervisory Committees:

not applicable

Lutz Lingnau

Memberships in Supervisory Boards Required to be Established by Law:

LANXESS Deutschland GmbH

Memberships in Comparable Domestic or Foreign Supervisory Committees:

Berlex Inc.
Intendis Inc.
Medrad Inc.
Schering Berlin Inc.

Prof. h.c. (CHN) Dr. Ulrich Middelmann

Memberships in Supervisory Boards Required to be Established by Law:

LANXESS Deutschland GmbH
RAG AG

Intra-Group Memberships:
Edelstahl Witten-Krefeld GmbH
Eisen- und Hüttenwerke AG
ThyssenKrupp Automotive AG
ThyssenKrupp Elevator AG
ThyssenKrupp Stahl AG
ThyssenKrupp Technologies AG

Memberships in Comparable Domestic and Foreign Supervisory Committees:

Grupo ThyssenKrupp S.A.
Hoberg & Driesch GmbH & Co. KG
ThyssenKrupp Acciai Speciali Terni S.p.A.
ThyssenKrupp Stainless GmbH

Dr. Sieghardt Rometsch

Memberships in Supervisory Boards Required to be Established by Law:

APCOA Parking AG
HSBC Trinkaus & Burkhardt KGaA
LANXESS Deutschland GmbH

Memberships in Comparable Domestic and Foreign Supervisory Committees:

HSBC Bank Polska S.A.
HSBC Private Banking Holdings (Suisse) SA
Management Partner GmbH

Dr. Rolf Stomberg

Memberships in Supervisory Boards Required to be Established by Law:

Biesterfeld AG
Deutsche BP AG
LANXESS Deutschland GmbH

Memberships in Comparable Domestic or Foreign Supervisory Committees:

Management Consulting Group plc
Reed Elsevier Group plc
Reed Elsevier NV
Reed Elsevier plc

Smith & Nephew plc
TNT Post Group NV

***

5. **Creation of Contingent Capital, Corresponding Amendment to §4 (Capital Stock) of the Articles of Association and Consent to the Amendment to the Terms and Conditions of the Convertible Bond Issued on 15 September 2004.**

Based on the Special Stockholders' Meeting of the Company on 15 September 2004, the Company issued a convertible bond in bearer form to the then sole stockholder Bayer AG in the nominal aggregate amount of EUR200,000,000.00 divided into 2,000 bonds ranking *pari passu* among themselves each in a nominal amount of EUR100,000.00 (Bonds). The term of the Bonds expires on 15 September 2007. At that time, due to stock corporation law restrictions it was not possible to resolve a customary contingent capital for purposes of issuing shares to satisfy conversion rights. Therefore, the creation of authorized capital was resolved in the above-mentioned Special Stockholders' Meeting authorizing the Board of Management to preclude the subscription rights of stockholders, *inter alia*, to the extent necessary to issue new no-par value shares of the Company in cases of voluntary (bondholder elects to convert bonds) or mandatory conversion (bondholder has a duty to convert bonds). In cases of voluntary or mandatory conversion, the issue of new no-par shares out of authorized capital is, in comparison to an issue of new no-par shares out of contingent capital, considerably more complicated, time-consuming and costly in its execution. Since stock corporation laws no longer hinder the creation of sufficient contingent capital, contingent capital should now be created enabling the grant of no-par shares in cases of voluntary or mandatory conversion based on the convertible bond.

The material terms and conditions of the issued convertible bond are described as follows: The Company has a duty to pay 6% interest annually, payments to be made quarterly. The Company has exercised its interest deferral right to the greatest extent possible so that, except under certain circumstances, interest payments accrued up until now have been deferred until the final payment date on 15 September 2007. The duty of the Company to make principal and interest payments as well as all other amounts arising from the convertible bonds are subordinated to claims of all other creditors of the Company which are senior and not subordinated.

The bondholder, presently Bayer AG, may convert the Bonds into shares of the Company from 20 July 2005 until 20 July 2007 (conversion right). Bonds not converted by 15 September 2007 shall be mandatorily converted on 15 September 2007 (mandatory conversion). An obligation for payment of the principal amount of the Bonds in cash exists only under certain circumstances.

The conversion ratio, i.e. the number of shares to be delivered upon conversion of the Bonds of the Company, is based on the arithmetic average of the volume weighted daily closing prices of LANXESS shares on the XETRA-System of the Deutsche Börse AG over a time period of 20 consecutive trading days ending on the third trading day immediately preceeding the day upon which conversion is mandatory (15 September 2007) or, in the case of voluntary conversion, the day on which the Conversion Right is exercised, rounded to the nearest full cent (Reference Share Price), and shall be calculated as follows: If the Reference Share Price is less than or equal to the arithmetic average of the volume weighted daily closing prices of LANXESS shares on the XETRA-System of Deutsche Börse AG on the first ten trading days following and including the first trading day of LANXESS shares rounded to the nearest full cent (Initial Share Price). The conversion ratio shall equal the principal amount of the convertible bond divided by the Initial Share Price. The Initial Share Price is EUR15.01. If the Reference Share Price is greater or equal to the Initial Share Price multiplied by 1.15 (Conversion Price), i.e. EUR17.26, the conversion ratio equals the number of shares resulting by the principal amount of the Bond divided by the Conversion Price. If the Reference Share Price is neither less than or equal to the Initial Share Price nor more than or equal to the Conversion Price, the conversion ratio equals the number of shares resulting from the principal amount divided by the Reference Share Price. The standard dilution protection clause contained in the bond Terms and Conditions results in a change of conversion ratio and therefore also the Conversion Price in certain events; eg, a capital increase from Company reserves or a capital increase in exchange for contributions with subscription rights, etc.

Depending on the level of the Reference Share Price, the Company has to issue a minimum of 11,586,479 to a maximum of 13,324,450 no-par shares to bondholder upon voluntary or mandatory conversion. However, these figures are subject to adjustments upon occurrence of one of the events provided for in the dilution protection clause. In order to avoid the considerably increased time consumption and costs associated with issuing these shares out of authorized capital, now conditional capital should be created in order to enable the issue new no-par shares in cases of voluntary or mandatory conversion based on the convertible bond. The Board of Management and the bondholder have amended the Terms and Conditions of the convertible bond to provide that the Company may issue new no-par shares out of contingent capital instead of the authorized capital. The amendment is subject to the consent of the Annual Stockholders' meeting of the Company in 2005 to amend the Terms and Conditions of the convertible bond. In order to have sufficient time for creating the contingent capital and implementing the corresponding amendments to the Articles of Association, the bondholder has waived its right to exercise its conversion rights based on the convertible bond until 31 July 2005.

The Board of Management and Supervisory Board propose to resolve as follows:

a) The stock capital shall be contingently increased by up to EUR 20,000,000 by issue of up to 20,000,000 no-par shares. The contingent increase in capital shall be used for the issue of shares by the Company to the holders of the convertible bond issued based on the resolution of

the Stockholders' Meeting dated 15 September 2004 in cases of voluntary and mandatory conversion. New shares shall be issued at the issue price provided for in the Terms and Conditions underlying the convertible bond stipulated as follows:

If the Reference Share Price is less than or equal to the Initial Share Price of EUR15.01, the issue price shall be EUR15.01. If the Reference Share Price is greater or equal to the Conversion Price of EUR17.26, then the issue price shall be EUR17.26. If the Reference Share Price is neither less than or equal to the Initial Share Price of EUR15.01 nor greater than or equal to the Conversion Price of EUR17.26, the issue price shall be equal to the Reference Share Price.

The Reference Share Price is the arithmetic average of the volume weighted daily closing prices of the shares over a period of 20 consecutive trading days ending on the third trading day prior to 15 September 2007 and in cases of voluntary conversion ending on the day before the conversion right is exercised. In each case, the Reference Share Price shall be rounded to the nearest full cent whereby the amount 0.005 shall be rounded upwards.

Under certain conditions pursuant to the Terms and Conditions of the convertible bond, if in the course of a conversion of one or more Bond(s) fractions of shares remain, these will be aggregated with the resulting whole shares being delivered. Remaining fractions of shares shall not be delivered but shall be compensated in cash. If an event provided for in the dilution protection clause occurs, the issue price of the shares may be adjusted accordingly.

The amount of the contingent capital increase shall correspond to the amount of the voluntary or mandatory conversion. The new no-par shares issued based on the exercise of the conversion rights shall participate in the profits starting at the beginning of the fiscal year in which they are issued. The Board of Management is authorized upon consent of the Supervisory Board to determine additional conditions for implementing the contingent capital increase.

b) Section 4 of the Articles of Association (Capital Stock) shall be supplemented with the following new paragraph 3:

> "The capital stock is contingently increased by up to EUR20,000,000.00 divided into up to 20,000,000 no-par shares. The contingent capital increase shall only be implemented to the extent the bondholders of the convertible bond issued by the Company based on the Stockholders' Meeting resolution of 15 September 2004 exercise their conversion right or fulfill their obligation to convert.
>
> The new shares shall participate in the profits starting at the beginning of the fiscal year in which they are issued as a result of the exercise of any conversion right or the fulfillment of any

obligation to convert. The Board of Management is authorized, subject to approval of the Supervisory Board, to determine further details concerning the implementation the contingent capital increase."

The existing paragraph 3 of §4 of the Articles of Association shall become paragraph 4.

c) Consent is given to the amendments to the Terms and Conditions of the convertible bond which are necessary to enable the Company to issue the new no-par shares out of the contingent capital instead of the authorized capital in the event the bondholder exercise their conversion right or fulfill the conversion obligation.

6. Amendment of §14 (Notice of Stockholders' Meeting) and §15 (Right to Attend, Deposit of Shares) of the Articles of Association

The German government's draft bill entitled "Company Integrity and Modernization of the Right to Contest Act" (hereinafter, *UMAG*) provides, among other things, an amendment to legal statutes concerning the right of stockholders to attend Stockholders' Meetings. One part of the new provision is that it is no longer mandatory to deposit shares prior to the meeting. Upon the *UMAG* becoming effective, certification of share ownership issued by the depository institute (bank or financial services institution) will satisfy legitimization requirements of non-par stockholders. The certification shall refer to a date, the so called "record date". According to the new draft provision, the Articles of Association may also provide that the stockholders must register before the meeting. Furthermore, the *UMAG* contains special provisions concerning the calculation of deadlines also for the notice of the Stockholders' Meeting.

According to the German government's draft bill, the provisions of the *UMAG* are expected to come into effect on 1 November 2005 and therefore before the next Annual Stockholders' Meeting of the Company. Therefore, this Annual Stockholders' Meeting should pass the necessary resolution enabling the amendment of the Articles of Association to reflect the amended laws. The Board of Management shall however file the amendments to the Articles of Association for entry into the commercial register only after the *UMAG* comes into effect.

The Board of Management and Supervisory Board propose to pass a resolution adopting the following amendments to the Articles of Association:

a) §14 of the Articles of Association shall be newly drafted as follows:

"§14
Notice of Stockholders' Meeting

Insofar as no other persons are legally authorized to do so, notice of the stockholders meeting shall be given by the Board of Management. Notice shall be published in the electronic gazette of the Federal Republic of Germany (*elektronischer Bundesanzeiger*) at least thirty days before the

day at the end of which the stockholders have to register before the meeting. In calculating the deadline, the day notice is given and the day at the end of which stockholders must register before the meeting shall not be counted."

b) §15 of the Articles of Association shall be newly drafted as follows:

"§15
Right to Attend

(1) Only those stockholders who have registered, at latest, by the seventh day before the stockholders' meeting in text form in the German or English language at the locations given in the notice are entitled to attend the stockholders' meeting and to exercise their voting right.

(2) Further, stockholders are required to provide evidence of their entitlement to attend the stockholders' meeting and to vote. This requires certification in text form showing ownership of stock to be issued by the depositary bank or financial service institution. Certification must be in text form in the German or English languages. It must be received by the locations given in the notice of the stockholders' meeting, at latest, by the seventh day prior to the stockholders' meeting.

(3) Proxies for exercising voting rights shall be in writing unless otherwise provided by law. The notice of the stockholders' meeting may however allow for proxies to be given in text form (§ 126b of the German Civil Code (*Bürgerliches Gesetzbuch*)) and determine the method for granting proxies in detail."

The Board of Management is instructed to file the above amendments to the Articles of Association for entry into the commercial register only after the corresponding statutory changes by the *UMAG* as described above come into effect.

7. Consent to the Control and Profit Transfer Agreement between the Company and LANXESS Deutschland GmbH

The Board of Management and Supervisory Board propose to approve the Control and Profit Transfer Agreement between the Company and LANXESS Deutschland GmbH dated 22 April 2005.

The Company (LXS AG) and LANXESS Deutschland GmbH, Leverkusen (LXS D GmbH) entered into a Control and Profit Transfer Agreement on 22 April 2005. The content of the Control and Profit Transfer Agreement is as follows:

"Preamble

LXS AG is the sole shareholder of LXS D GmbH.

§1
Control

LXS D GmbH shall submit control of its company to LXS AG. LXS AG is accordingly entitled to give the management of LXS D GmbH instructions concerning the management of the company.

§ 2
Profit Transfer Agreement

(1) LXS D GmbH shall transfer its entire net earnings to LXS AG. Subject to the appropriation to, or reversal of reserves (*Rücklagen*) pursuant to paragraph 2, to be transferred are the annual net earnings accruing prior to transfer of net earnings less any losses carried forward from the previous year.

(2) Upon LXS AG giving its consent, LXS D GmbH may appropriate funds from the annual net earnings to the earnings reserves (§ 272 (3) of the German Commercial Code, hereinafter *HGB*) to the extent this is permissible under commercial law and commercially justifiable applying the prudence of an ordinary businessman principle. Upon demand by LXS AG, other earnings reserves (*andere Gewinnrücklagen*) pursuant to §272(3) HGB created during the term of the agreement shall be reversed and appropriated as compensation for an annual net loss or losses carried forward or transferred as profit. There shall be no transfer of funds from the reversal of other earnings reserves pursuant to § 272(3) of the HGB created before commencement of the fiscal year as defined in paragraph 3. Section 301 of the German Stock Corporation Act (hereinafter *AktG*) shall apply analogously.

(3) The obligation to transfer profits first applies to the entire profits with respect to the fiscal year starting 1 January 2005 00:00 hours.

§ 3
Assumption of Losses

In accordance with § 302(1) *AktG*, LXS AG has a duty to compensate for any uncompensated annual net losses of LXS D GmbH arising during the term of the agreement to the extent that such loss is not compensated by reversing other earnings reserves created during the term of the agreement. Section 302(3) *AktG* is analogously applicable. Section 2 (3) is analogously applicable.

§ 4
Validity and Term

(1) The validity of this agreement is subject to approval by the shareholders' meeting of LXS D GmbH and the stockholders' meeting of LXS AG.

(2) Except for the right to instruct pursuant to § 1, the agreement shall become effective with retroactive effect starting 1 January 2005 upon its entry into the commercial register at the registered office of LXS D GmbH.

(3) The agreement may be terminated effective as of the end of the fiscal year, however not before 31 December 2010, upon giving three months notice. If the agreement is not terminated, then its term shall be extended in each case by one fiscal year subject to the same notice period.

(4) The right to terminate for cause without notice shall remain unaffected. Cause shall be in particular the merger, spin-off, or liquidation of one of the two parties. Further, LXS AG is entitled to terminate for cause if it no longer has the majority of voting rights in LXS D GmbH.

§ 5
Miscellaneous

The invalidity or infeasibility of one or more provisions of this agreement shall not affect the validity of the remaining provisions."

The Control and Profit Transfer Agreement is explained in detail and founded are contained in the joint enterprise agreement report of the Board of Management of the Company and the Management of LANXESS Deutschland GmbH.

8. Appointment of Auditors

The Supervisory Board proposes to appoint PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, Cologne branch, as the auditors for the fiscal year 2005.

***

Upon giving notice of the Stockholders' Meeting, the following documents will be provided for inspection by the stockholders at the premises of the Company (LANXESS Aktiengesellschaft, Law & Intellectual Property Department, Kaiser-Wilhelm-Allee 1, Building K10 Room 3096, 51369 Leverkusen, Germany) and copies will be sent upon request to any stockholder without undue delay and at no charge:

1. Annual Financial Statements, Report of Management for the Company, Report of the Supervisory Board (Agenda Item No. 1)

2. Terms and conditions for the convertible bond issued by the Company on 15 September 2004 as well as their stipulated amendments to the terms and conditions of the convertible bond (Agenda Item No. 5)

3. Control and Profit Transfer Agreement (Agenda Item No. 7)

4. Joint Report Concerning the Control and Profit Transfer Agreement (Agenda Item No. 7)

5. Annual Financial Statements and Reports of Management of the parties to the Control and Profit Transfer Agreement for each of the last three fiscal years

Stockholders' Meeting Attendance

Stockholders are entitled to attend the Stockholders' Meeting and to exercise voting rights if they have deposited their shares, at latest, by Thursday, 9 June 2005 at the Company (LANXESS Aktiengesellschaft, Law & Intellectual Property Department, Kaiser-Wilhelm-Allee 1, Building K10 Room 3096, 51369 Leverkusen, Germany), a German Notary Public, a collective securities deposit bank, or the Deutsche Bank AG until the end of the Stockholders' Meeting.

Shares shall be deemed to be duly deposited if the stock is blocked at another bank with the consent of a depository until the end of the Annual Stockholders' Meeting. In cases of deposit at a German Notary or a securities deposit bank, certification of the deposit shall be submitted, at latest, on Friday, 10 June 2005.

Proxy

Stockholders may appoint an individual or stockholders' association as proxy to exercise their voting rights.

The Company is offering its stockholders the opportunity to appoint a Company-nominated proxy who is bound by instructions of the stockholders before the Annual Stockholders' Meeting. In order to appoint Company-nominated proxies, stockholders need an admission ticket to the Stockholders' Meeting. To ensure that the admission ticket is received in good time, stockholders should place their order with the depositary bank as early as possible.

If Company-nominated proxies are appointed, they must be given instructions on exercising voting rights. Without such instructions the authorization is invalid. The proxies are obligated to vote as instructed.

Authorization of, and instructions to the Company-nominated proxies may be given in writing or alternatively, in a manner specified by the Company, electronically via the internet. Detailed information on authorizing and instructing Company-nominated proxies can be found on the admission ticket to the Stockholders' Meeting. Corresponding information may also be viewed on the internet under www.hv2005.lanxess.com.

Counter-Motions and Nominations of Stockholders.

Counter-motions and nominations of stockholders concerning a specific agenda item are to be sent along with certification of stock ownership exclusively to:

LANXESS Aktiengesellschaft
Law & Intellectual Property Department

Kaiser-Wilhelm-Allee 1
Building K 10
Room 3096
51369 Leverkusen

Facsimile: +49 / 214 / 30-24806

Counter-motions and nominations of stockholders duly made and timely received at the above address will be made available for view without undue delay at the internet address www.hv2005.lanxess.com and nominations addressed otherwise will not be considered.

Leverkusen, Germany, April 2005

LANXESS Aktiengesellschaft

Board of Management

This notice is a convenience translation. For the relevant legal document, please refer to the original German version which is published in the Internet under www.ebundesanzeiger.de.


SEC MAIL PROCESSING
RECEIVED
MAY 0 5 2005
WASH. D.C.
202
SECTION

This document is a non-binding convenience translation of the German-language original. In case of any discrepancy between the English and the German versions, the German-language original shall prevail.

TERMS AND CONDITIONS

§ 1
(General Provisions)

(1) *Nominal Amount and Denomination.* This issue by LANXESS Aktiengesellschaft (the ***"Issuer"***), a stock corporation incorporated under the laws of the Federal Republic of Germany, of 6 % Mandatory Convertible Bonds in the aggregate nominal amount of

€ 200,000,000
(in words: euro two hundred million)

is divided into bonds in bearer form with a nominal amount of € 100,000 (the ***"Principal Amount"***) each, which rank *pari passu* among themselves (the ***"Bonds"***).

(2) *Form.* The Bonds are represented by a global bond in bearer form without interest coupons issued on September 15, 2004 (the ***"Global Bond"***). The Global Bond is manually signed by two authorized representatives of the Issuer. Definitive certificates representing individual Bonds and interest coupons shall not be issued.

§ 2
(Subordination of Payment Claims, Status of the Bonds; Condition Subsequent of Subordination; Negative Pledge of Issuer)

(1) *Subordination of Payment Claims, Status of the Bonds.* The claims of the holders of the Bonds (***"Bondholders"***) for payment of principal and interest and any other amounts arising under the Bonds shall be subordinated to the claims of all other creditors of the Issuer which are senior and not subordinated. Such subordination shall mean that in any event of liquidation, bankruptcy or other proceedings to avoid bankruptcy any payment which might become due under the Bonds shall be made only after all claims against the Issuer which are senior and not subordinated have been satisfied. Any right to set-off claims arising from the Bonds against claims of the Issuer shall be excluded. The Bonds are unsecured obligations of the Issuer ranking *pari passu* among themselves and at least *pari passu* with all other present and future unsecured and subordinated obligations of the Issuer, save for such obligations as may be preferred by applicable law.

(2) *Condition Subsequent of Subordination.* The subordination specified in § 2(1) shall be subject to the condition subsequent (*auflösende Bedingung*) of the exercise of the Conversion Right (§ 5) and terminate with effect as of the Issue Date (§ 3(1)) on the day immediately prior to the Final Conversion Date (§ 5(1)) or the Conversion Date (§ 6(4)) at 24 hours. The Mandatory Conversion (§ 5) or the exercise of the Conversion Right (§ 6(1)) shall not be affected by the subordination.

(3) *Negative Pledge.* So long as any Bonds shall remain outstanding, but only up to the time at which all amounts payable to the Bondholders under the Bonds in accordance with these Terms and Conditions have been paid to the Bondholders and all obligations pursuant to § 9 have been fulfilled, the Issuer undertakes not to secure any subordinated Capital Market Indebtedness, including any guarantees or other indemnities assumed in respect thereof, upon any of its assets without at the same time providing that the Bondholders share equally and ratably in such security. Any security which is to be provided pursuant to sentence 1 may also be provided to a person acting as trustee for the Bondholders.

(4) *Capital Market Indebtedness.* For the purpose of these Terms and Conditions *"**Capital Market Indebtedness**"* means any obligation to repay money that is borrowed through the issuance of bonds, notes or other debt securities which are capable of being listed or traded on a stock exchange or other recognized securities market; except as expressly provided above, it does not include any off-balance sheet assets and obligations.

§ 3
(Interest)

(1) *Interest Rate.* The Bonds shall bear interest on their Principal Amount at the rate of 6 % per annum from and including September 15, 2004 (the *"**Issue Date**"*). Subject to an exercise of the Interest Deferral Right (as defined below); interest shall be payable on December 15, March 15, June 15 and on September 15 of each year (each a *"**Coupon Date**"*), commencing on December 15, 2004 and will amount to € 1,500 per Bond. In the event of the Mandatory Conversion (§ 5), interest shall cease to accrue as of the beginning of the Final Conversion Date (§ 5(1)); interest in respect of the immediately preceeding interest period and any interest in respect of any other preceeding interest periods not yet paid due to the exercise of the Interest Deferral Right (as defined below) shall be paid on the Final Conversion Date. In the event of a Voluntary Conversion (§ 6(1)) in respect of any Bond, interest shall cease to accrue on that Bond as of the end of the day immediately preceding the last Coupon Date prior to the Conversion Date (§ 8(3)) or, if there was no Coupon Date, the Issue Date; interest in respect of the immediately preceding interest period and any interest in respect of any other preceding interest periods not yet paid due to the exercise of the Interest Deferral Right (as defined below) shall be paid on the Conversion Date (§ 8(3)). In the event of an early redemption pursuant to § 11, interest shall cease to accrue as of the end of the day immediately preceding the date on which the Bonds become due for redemption.

(2) *Interest Deferral Right.* The Issuer may defer any interest to be paid on any Coupon Date until September 15, 2007 (the *"**Interest Deferral Right**"*) if since the immediately preceeding Coupon Date

(a) the management board and/or the supervisory board of the Issuer has not proposed for resolution to its shareholders' meeting any partial or complete distribution of the Issuer's net income of the year to its shareholders or its shareholders' meeting has not passed a resolution on any partial or complete distribution of the Issuer's net income of the year and neither the management board nor the supervisory board of the Issuer has resolved a resolution on any partial pre-payment on the Issuer's net income of the year to its shareholders;

(b) the Issuer has not bought back or called in any of it's Shares except for any share buy-back in connection with a management or employee participation programm in the normal course of the Issuer's business; and

(c) the Issuer has not paid back or paid any interest on any convertible issued or guaranteed by the Issuer and issued after the Bonds which are the subject of this Terms and Conditions.

The Interest Deferral Right may only be exercised by an notice in accordance with § 13 becoming effective not later than 15 Business Days prior to the respective Coupon Date (the *"**Interest Deferral Right Notice**"*). The Issuer has to include in the Interest Deferral Right Notice the day on which any interest deferred shall be paid such day not being later than September 15, 2007. Irrespective of any day named in the Interest Deferral Right Notice any interest deferred shall be due and payable on the earliest day of (i) the first Coupon Date after which any of the events described in sentence 1(a) to (c) has occurred or (ii) the Conversation Date (§ 8(3)) or (iii) the day on which any of the termination rights according to § 11(1) has occurred.

(3) *Calculation of Interest for Parts of Interest Periods.* If interest is to be calculated for a period of less than one year, it shall be calculated on the basis of the Day Count Fraction (as defined below)

(4) *Day* Count *Fraction.* "***Day Count Fraction***" with respect to interest to be paid for any period (the *"**Interest Calculation Period**"*) means the actual number of days elapsed divided by (1) the number of days in the Reference Period in which the Interest Calculation Period falls multiplied by (2) the number of Reference Periods which fall in one year or which would fall in one year if interest would have to be paid for the whole year. *"**Reference Period**"* means the period from the Issue Date (including) until the first Coupon Date (excluding) or from any Coupon Date (including) until the next Coupon Date (excluding).

§ 4
(Currency; Payments)

(1) *Currency.* All payments in respect of the Bonds including amounts payable pursuant to § 9(2), § 10(2), § 10(3) and § 14(4) shall be made in euro.

(2) *Payments of Principal and Interest/Other Payments.* Payments of principal (if any) of, and interest on, the Bonds and all other payments in respect of the Bonds shall be made on the *respective* Payment Date (§ 4(4) to the account of the Bondholder specified to the Issuer by the Bondholder.

(3) *Business Days.* If any due date for payments in respect of any Bond is not a Business Day, such payment will not be made until the next following Business Day, and no interest shall be paid in respect of the delay in such payment. A *"**Business Day**"* shall be any day (with the exception of Saturdays and Sundays) on which commercial banks in Frankfurt am Main are open for general business and settle payments in euro.

(4) *Payment Date/Due Date.* For the purposes of these Terms and Conditions, *"**Payment Date**"* means the day on which the payment is actually to be made, where applicable as adjusted in accordance with § 5(3), and *"**Due Date**"* means the payment date provided for herein, without taking account of any such adjustment.

§ 5
(Mandatory Conversion)

(1) *Conversion Ratio.* Unless previously converted pursuant to § 6, each Bond outstanding on *September* 15, 2007 (the *"**Final Conversion Date**"*) shall be mandatorily converted (the *"**Mandatory Conversion**"*) into ordinary bearer shares in the Issuer with a notional par value of € 1.00 each (the *"**Shares**"*) at the following conversion ratio (the relevant conversion ratio according to (a), (b) or (c) below, as applicable to the Mandatory Conversion, being herein referred to as the *"**Mandatory Conversion Ratio**"*):

(a) If the Reference Share Price (as defined below) is less than or equal to the Initial Share Price (as defined below and subject to adjustments pursuant to § 10), the conversion ratio shall be equal to the number of Shares which shall be calculated by dividing the Principal Amount by the Initial Share Price (to avoid duplication without taking into account any adjustments pursuant to § 10)) (the *"**Maximum Conversion Ratio**"*).

(b) If the Reference Share Price (as defined below) is equal to or greater than the Conversion Price (as defined below and subject to adjustments pursuant to § 10), the conversion ratio shall be equal to the number of Shares which shall be calculated by dividing the Principal Amount by the Conversion Price (to avoid duplication without taking into account any adjustments pursuant to § 10)) (the *"**Minimum Conversion Ratio**"*).

(c) If the Reference Share Price (as defined below) is neither less than or equal to the Initial Share Price (as defined below and subject to adjustments pursuant to § 10) nor equal to or greater than the Conversion Price (as defined below and subject to adjustments pursuant to § 10), the conversion ratio shall be equal to the number of Shares which shall be calculated by dividing the Principal Amount by the Reference Share Price (as defined below) (the *"**Medium Conversion Ratio**"*).

(d) The number of Shares determined in accordance with (a), (b) and (c) above shall be rounded downwards to three decimal points before any aggregation of fractions of Shares pursuant to subsection (6).

(e) The Maximum Conversion Ratio, the Medium Conversion Ratio and the Minimum Conversion Ratio, as applicable to the Mandatory Conversion or an exercise of the Conversion Right pursuant to § 6 in each case, are herein referred to as the *"**Conversion Ratio**"*. The Mandatory Conversion and a Voluntary Conversion (§ 6(1)) are herein referred to as *"**Conversion**"*. If the Medium Conversion Ratio is applicable, the adjustment provisions of § 10 shall, with the exception of § 10(7)(b) and (c), not apply.

(2) *Definitions.* In these Terms and Conditions:

(a) "***Reference Share Price***" means the arithmetic average of the volume weighted daily Closing Prices of the Shares on the 20 consecutive Trading Days ending on the third Trading Day immediately preceding the Final Conversion Date rounded to the nearest full cent with 0.005 being rounded upwards.

(b) "***Initial Share Price***" means the arithmetic average of the volume weighted daily Closing Prices of the Shares on the 10 consecutive Trading Days following and including the first Trading Day of the Shares in the XETRA-system of Deutsche Börse AG rounded to the nearest full cent with 0.005 being rounded upwards, subject to adjustments pursuant to § 10.

(c) "***Conversion Price***" means the Initial Share Price multiplied by 1.15 rounded to the nearest full cent with 0.005 being rounded upwards., subject to adjustments pursuant to § 10.

(d) "***Closing Price***" means, on any date of determination, the closing auction price (or, if no closing auction price is reported, the last reported price at which orders were executed) of the Shares in the Xetra-System of Deutsche Börse AG (or a successor system).

(e) "***Trading Day***" means a day on which the Frankfurt Stock Exchange is open for trading, the Xetra-System (or a successor system) is in operation and the Shares are not suspended from trading at such exchange.

(3) *No Redemption of Bonds.* The delivery of Shares upon the Mandatory Conversion is made in lieu of any payment of principal of the Bonds and shall constitute a discharge of the Issuer from its corresponding obligation to redeem the Principal Amount of the Bonds in cash. Accordingly, as of the Final Conversion Date, a Bondholder shall not have any rights in relation to the Bonds other than the right to have Shares delivered pursuant to § 9, the right for payment for fractional shares (§ 9(2)) and the right to receive the Compensation Amount pursuant to § 10(2), § 10(3) and § 10(4) if so elected by the Issuer. The Mandatory Conversion shall not apply to Bonds that have been declared due by a Bondholder in accordance with § 11

(4) *Execution of Mandatory Conversion.* For purposes of the Mandatory Conversion, the Bonds mandatorily converted must be delivered to the Issuer. Each Bondholder is obliged to deliver the Bonds held by the Bondholder to the Issuer on the Final Conversion Date together with the duly completed and signed Conversion Notice (§ 8(1)) in duplicate form. A claim for delivery of Shares pursuant to and under the conditions of § 9(1) or for compensation in cash for fractions of Shares, if any (§ 9(2)), shall exist only after the Issuer has received the Bonds and the Mandatory conversion has been executed in accordance with sentence 1 of this paragraph..

(5) *Mandatory Conversion of Several Bonds; Payments.* Upon the Mandatory Conversion, Shares shall be delivered as soon as practicable after the Final Conversion Date in accordance with § 9(1). Fractions of Shares shall be aggregated for Bonds as provided in § 9(1). Remaining fractions of Shares shall be compensated pursuant to § 9(2).

(6) *Excluded Periods.* If the Final Conversion Date would fall within an Excluded Period (§ 6(4)), the Final Conversion Date shall be the first Business Day after such period without any interest or other compensation being due for such additional period.

§ 6
(Voluntary Conversion)

(1) *Conversion Right.* Each Bondholder has the right (the *"**Conversion Right**"*) to convert each Bond, in whole but not in part, at any time during the Conversion Period (subsection (2)) (each such conversion a *"**Voluntary Conversion**"*) at a conversion ratio that is applicable in accordance with the Reference Share Price whereby Reference Share Price in case of an exercise of the Conversion Right means the arithmetic average of the volume weighted daily Closing Prices of the Shares on the 20 consecutive Trading Days ending on the third Trading Day immediately preceding the day on which the Conversion right has been exercised. The number of Shares determined in accordance with the preceding sentence shall be rounded downwards to three decimal points before any aggregation of fractions of Shares pursuant to § 9(1).

(2) *Conversion Period.* To the extent not otherwise provided for in subsection (3) , the Conversion Right may be exercised from July 20, 2004 until July 20, 2007 (both dates inclusive) (the *"**Conversion Period**"*). If the end of the Conversion Period falls on a day which is not a Business Day, the Conversion Period shall terminate on the Business Day immediately preceding such day. If the last day of the Conversion Period falls in an Excluded Period (subsection (3)), the Conversion Period shall terminate on the last Business Day prior to the commencement of such Excluded Period.

(3) *Excluded Period.* The exercise of the Conversion Right shall be excluded during any of the following periods (each an *"**Excluded Period**"*):

(a) in connection with any shareholders' meetings of the Issuer, a period commencing one month prior to the day of the shareholders' meeting and ending on the third Business Day following such shareholders' meeting (both dates exclusive);

(b) a period of 14 days before the end of the financial year of the Issuer; and

(c) a period commencing on the date on which an offer by the Issuer to its shareholders to subscribe Shares, warrants on own Shares or notes or bonds with conversion or option rights, profit-linked bonds or profit participation rights is published in a mandatory newspaper of general circulation of one of the German stock exchanges where the Shares are admitted for trading, or in the German Federal Gazette (*Bundesanzeiger*) or by the German Federal Gazette via electronic information, whichever is earlier, and ending on the last day of the subscription period (both dates inclusive).

(4) *Mandatory Conversion Ratio upon Takeover Bid.* If a takeover bid as defined in § 29(1) of the German Takeover Act (*Wertpapiererwerbs- und Übernahmegesetz*) or a mandatory offer pursuant to § 35 of the German Takeover Act is made to the shareholders of the Issuer, each Bondholder may, during the period commencing six Business Days after the intention to launch the takeover bid is announced pursuant to § 10(1) of the German Takeover Act or an announcement pursuant to § 35(1) of the German Takeover Act is made and ending 10 Business Days prior to the final date on which a holder of shares in the Issuer can accept such takeover bid or mandatory offer (including the additional acceptance period pursuant to § 16(2) of the German Takeover Act) (the "***Takeover Period***"), exercise its Conversion Right at the Maximum Conversion Ratio (§ 5(1)(a)), provided that (i) together with the Shares delivered on such conversion the Issuer shall pay interest, including interest deferred in accordance with § 3(2), if any, as provided in § 3(1) up to (but not including) the date on which the Voluntary Conversion pursuant to this subsection (4) becomes effective, and (ii) provided further that any such Voluntary Conversion becomes effective one Business Day after the lapse of the Takeover Period.

(5) *Publications.* The Issuer shall notify in accordance with § 13 any offer by the Issuer pursuant to subsection (3)(c) or any takeover bid or mandatory offer pursuant to subsection (4) promptly upon publication of the corresponding announcement in the Federal Republic of Germany.

§ 7
(Contingent/Authorized Capital)

Contingent/Authorized Capital. The Shares to be delivered by the Issuer upon Conversion will be issued (A) out of a contingent capital of the Issuer approved on June 16, 2004 in an aggregate amount of up to € 20,000,000, representing up to 20,000,000 Shares subject to the condition that the creation of the contingent capital has already been entered into the commercial register of the Issuer at the time the Conversion Notice (§8(1)) is delivered to the Issuer or(B) if the approval resolution under (A) is not entered into the commercial register of the Issuer at the time the Conversion Notice (§8(1)) is delivered to the Issuer, out of an authorized capital of the Issuer approved on September 15, 2004 in an aggregate amount of up to € 36,517,096, representing 36,517,096 Shares.

Formatiert

§ 8
(Exercise of Conversion Right)

(1) *Conversion Notice.* To exercise the Conversion Right pursuant to § 6, the Bondholder must deliver at its own expense during normal business hours to the Issuer a duly completed and signed exercise notice (the "***Conversion Notice***") in duplicate form using a form (as from time-to-time current) obtainable from the Issuer.

(2) *Further Requirements for Exercise of Conversion Right.* The exercise of the Conversion Right shall further require that the Bonds to be converted be delivered to the Issuer (in cases where § 7(B) is applicable: and, if any, any additional requirements arising out of the German Stock Corporation Act (*Aktiengesetz*) for the execution of the capital increase and its registration in the commercial register of the Issuer to be fulfilled by the Bondholder be fulfilled).

(3) *Conversion Date.* The Conversion Right shall be validly exercised on the Business Day on which all of the prerequisites specified in § 8(1), and (2) for the exercise of the Conversion Right have been fulfilled (the "***Conversion Date***"). In the event that the prerequisites specified in § 8(1) and (2) are fulfilled on a day which falls within an Excluded Period, the Conversion Date shall be the first Business Day after the end of such Excluded Period provided that such day still falls within the Conversion Period; otherwise, the Conversion Right shall not have been validly exercised.

§ 9
(Delivery of Shares; Compensation for Fractions of Shares)

(1) *Delivery of Shares.* Upon fulfillment of the prerequisites described in § 8(1) and (2) (in cases where § 7(B) is applicable: and the registration of the execution of the capital increase in the commercial register of the Issuer in the amount of Shares necessary for the delivery upon Conversion of Bonds whereby the Issuer is obliged to take all efforts to obtain such registration without undue delay,) only full Shares shall be delivered in accordance with the Articles of Association of Issuer in effect at the time of such delivery. Such delivery of Shares has to be made by the Issuer without undue delay after fulfillment of the prerequisites described in sentence 1. The Issuer is obliged to take all efforts to obtain the admission of the Shares to the official market (*amtlicher Markt*) of the Frankfurt Stock Exchanges with additional post-admission obligations (Prime Standard) in a manner that it has been granted at the time of such delivery. Fractions of Shares shall not be issued. To the extent that any Conversion of one or several Bond(s) results in fractions of Shares, the fractions of Shares resulting from the Conversion of a Bond shall be aggregated and full Shares resulting from such aggregation of fractions of Shares shall be delivered to the extent the Issuer (without any obligation to do so) has ascertained that several Bonds have been converted at the same time for the same Bondholder. The Shares to be delivered shall be transferred to the respective Bondholder as soon as practicable after the Conversion Date or the Final Conversion Date, as the case may be, (in cases where § 7(B) is applicable: and after (i) application for the execution of the capital increase in the commercial register of the Issuer which has to be made without undue delay and in compliance with applicable law and (ii) registration of the execution of the capital increase in the commercial register of the Issuer). Until transfer of the Shares has been made no claims arising from the Shares shall exist.

(2) *Fractions of Shares.* Remaining fractions of Shares shall not be delivered and shall be compensated in cash as follows: (i) in the event of a Mandatory Conversion, the compensation shall be proportional to the respective fraction of the Reference Share Price (§ 5(2)(a)), rounded to the nearest full cent with 0.005 being rounded upwards; and (ii) in the event of a Voluntary Conversion, the compensation shall be proportional to the respective fraction of the arithmetic average of the daily Closing Prices of the Shares on the 20 consecutive

Trading Days ending on the third Trading Day immediately preceding the Conversion Date (§ 8(3)), rounded to the nearest full cent with 0.005 being rounded upwards.

(3) *Payment.* Any compensation in cash of fractions of Shares pursuant to § 9(2) shall be effected as soon as practicable after the Conversion Date or the Final Conversion Date, as applicable. No interest shall be due on such amount.

(4) *Taxes.* Delivery of Shares and any payment pursuant to § 9(3) are subject to payment by a Bondholder of any taxes or other duties which may be imposed in connection with the Mandatory Conversion or a Voluntary Conversion, the exercise of the Conversion Right or the delivery of the Shares or payment of any amount pursuant to § 9(3). Taxes and duties may be set-off against a payment obligation pursuant to § 9(3), unless the Bondholder has already paid such taxes or duties.

(5) *Conversion Price below Notional Par Value.* To the extent that any payment pursuant to § 9(2) or any adjustment pursuant to § 10(1) through (4) is, in the opinion of the Issuer, considered to be a decrease of the effective conversion price (such effective conversion price to be calculated by dividing the Principal Amount by the applicable Conversion Ratio), no payment or adjustment shall be made to the extent that such conversion price for one Share would thereby be reduced below the portion of the share capital of the Issuer allotted to each Share (currently € 1.00).

(6) *Dividends.* Shares acquired upon Conversion are entitled to dividends (if any) from the beginning of the financial year of the Issuer in which such Shares are issued.

§ 10
(Dilution Adjustment)

(1) *Capital Increase from Capital Reserves or Retained Earnings, Share Split or Combining of Shares and Capital Decrease.*

(a) *Capital Increase from Capital Reserves or Retained Earnings.* In cases where the Issuer increases its share capital from retained earnings or capital reserves, the Conversion Ratio shall be adjusted in accordance with the following formula:

$$E' = E \times \frac{Nn}{No}$$

where:

E'	=	the adjusted Conversion Ratio,,
E	=	the Conversion Ratio on the Record Date,
Nn		the number of Shares outstanding after the capital increase,
No	=	number of Shares outstanding before the capital increase.,

(b)*Share Split or Combining of Shares.* In cases where the Issuer

(i) increases the number of outstanding Shares by reducing the interest in the share capital represented by each Share (share split), or

(ii) reduces its capital by combining its Shares,

the Conversion Ratio shall be adjusted in accordance with subsection (a) to the extent not otherwise provided for in the following provisions.

(c) *Capital Decrease.* In the event of a decrease in the share capital of the Issuer, which is solely the result of a reduction of the interest in the share capital represented by each Share, the Conversion Ratio shall remain unchanged upon Conversion save that the relevant Shares shall be delivered with their respective new portion of the share capital allotted to them.

(2) *Capital Increase against Contributions with Subscription Rights.* If the Issuer increases its share capital through the issue of new Shares against contribution while granting its shareholders a direct or indirect subscription right (§§ 182, 186 of the German Stock Corporation Act), at the election of the Issuer, (i) the Issuer shall either grant each Bondholder the right to subscribe to the number of new Shares to which such Bondholder would have been entitled to subscribe, had the Bondholder exercised the Conversion Right immediately prior to the Record Date (subsection (11)), or (ii) the Conversion Ratio shall be adjusted in accordance with the following formula:

$$E' = E \times \frac{1}{\frac{No}{Nn} \times \left(1 - \frac{I+D}{K}\right) + \frac{I+D}{K}}$$

where:

E'	=	the adjusted Conversion Ratio,,
E	=	the Conversion Ratio on the Record Date,
No	=	the number of Shares outstanding before the capital increase,
Nn	=	the number of Shares outstanding after the capital increase,
I	=	the issue price of the new Shares,
D	=	the disadvantage (not discounted) for dividends to which the new Shares are not entitled in relation to old Shares as determined by Eurex Deutschland ("Eurex") or, if not available from Eurex until the Record Date (because options on the Shares are not traded on Eurex or for any other reason), as determined by the Deutsche BankAG, Frankfurt am Main (Attn. Corporate Actions/Warrants, Wilhelm Fay Str. 31 – 37, D-65963 Frankfurt am Main, Federal republic of Germany, Telefax: +49 69 910-65649) (the "Deutsche Bank"), using equitable discretion (§ 317 German Civil Code),
K	=	the average, weighted by volume, of the Closing Prices of the Shares on the last three Trading Days on which the Shares are traded "cum", as calculated by Deutsche Bank. In the event that such prices are not available for any reason, the last available Closing Price of the Shares immediately prior to the Record Date shall apply.

There shall be no adjustment of the Conversion Ratio if E', by applying the above formula, would be less than E.

At the election of the Issuer, instead of granting the subscription right pursuant to (i) or adjusting the Conversion Ratio pursuant to (ii) above, the Issuer shall pay upon Conversion a compensation amount per Bond (the *"**Compensation Amount**"*) to each Bondholder that has not yet validly exercised its Conversion Right pursuant to § 6. Such Compensation Amount per Bond shall be equal to the Mandatory Conversion Ratio as of the Record Date (provided that for purposes of determining the applicable Mandatory Conversion Ratio

the Reference Share Price shall be equal to the arithmetic average of the Closing Prices (§ 5(2)) of the Shares on the 20 Trading Days immediately prior to the first Trading Day on which the Shares are traded "ex rights") multiplied by the closing price of the right to subscribe to the relevant securities quoted on the Frankfurt Stock Exchange on the Ex Date (subsection (11)) or if such closing price shall not be available, the value of such right as determined by Deutsche Bank, using equitable discretion (§ 317 German Civil Code), rounded to the nearest full cent with 0.005 being rounded upwards. The Compensation Amount shall become due and payable only upon Conversion. § 9(3) and (4) shall apply accordingly. No interest shall be due on such amount.

(3) *Issue of Securities with Preemptive Rights.* In cases where the Issuer grants to its shareholders (i) subscription rights in respect of Shares, (ii) securities with subscription, option or conversion rights in relation to Shares of the Issuer (but excluding the granting of subscription rights in the course of capital increases pursuant to subsection (2)), or (iii) subscription rights with respect to other debt securities, participation rights or other securities of the Issuer (*"**Other Securities**"*) (in cases (i) through (iii) with the exception of: rights under stock option or stock ownership programs for management or employees of Issuer in the ordinary course of business), at the election of the Issuer, (x) the issuer shall either grant each Bondholder the subscription rights or securities that such Bondholder would have been entitled to had the Bondholder exercised the Conversion Right immediately prior to the Record Date, (y) the Issuer shall pay a Compensation Amount as calculated pursuant to subsection (2) above or (z) the Conversion Ratio shall be adjusted in accordance with the following formula:

$$E' = E \times \frac{M}{M - B}$$

where:

E'	=	the adjusted Conversion Ratio,
E	=	the Conversion Ratio on the Record Date,
M	=	the Average Market Price, and
B	=	the Subscription Value, where $B \geq 0$.

The Compensation Amount provided in the preceding sentence, if any, shall become due and payable only upon Conversion. § 9(3) and (4) shall apply accordingly. No interest shall be due on such amount.

(4) Adjustment for Distributions. If the Issuer (i) distributes, allots or grants to its shareholders assets (also in the form of a share repurchase where the Issuer grants to its shareholders put options, but excluding any Cash Dividend and rights under stock option or stock ownership programs for management or employees of the Issuer in the ordinary course of business) or debt securities or warrants or conversion rights (with the exclusion of the rights mentioned above in subsection (3)), or (ii) pays a Cash Dividend (subsection (11)) (each of the cases (i) and (ii) a "***Distribution***"), then the Conversion Ratio shall be adjusted in accordance with the following formula:

$$E' = E \times \frac{M}{M-F}$$

where:

E'	=	the adjusted Conversion Ratio

E	=	the Conversion Ratio on the Record Date das Wandlungsverhältnis am Stichtag,
M	=	the Average Market Price, and der Durchschnittliche Marktpreis, und
F	=	in case of (i): the fair market value of the Distribution on the Record Date as determined by Deutsche Bank using equitable discretion (§ 317 German Civil Code) on the basis of the evaluation of an independent expert (the "***Fair Market Value***"), calculated on a per share basis, provided that if in the case of a share repurchase where the Issuer grants to its shareholders put options, "F" shall be the Put Option Value (subsection (11)), or in case of (ii): the Cash Dividend, calculated on a per share basis, provided that in cases (i) and (ii): $F \geq 0$.

At the election of the Issuer, instead of adjusting the Conversion Ratio upon payment of a Cash Dividend as provided above, the Issuer shall pay to each Bondholder which has not yet validly exercised its Conversion Right pursuant to § 6 a cash compensation amount per Bond (the "***Dividend Compensation Amount***"). Such Dividend Compensation Amount per Bond shall be equal to the Maximum Conversion Ratio multiplied by an amount equal to the Cash Dividend. The Dividend Compensation Amount shall become due and payable five business Days after payment of the Cash Dividend by the Issuer to its shareholders. § 9(3) and (4) shall apply accordingly. No interest shall be due on such amount.

(5) *Merger; Reorganization.* In the event of a merger (§ 2 German Transformation Act; "Verschmelzung") of the Issuer as transferor entity within the meaning of the German Transformation Act ("*Umwandlungsgesetz*") or in the event of a split-up of the Issuer (§ 123 (1) German Transformation Act; "*Aufspaltung*") or a spin-off (§ 123 (2) German Transformation Act; "*Abspaltung*"), a Bondholder shall have the right to receive equivalent securities as provided by § 23 of the German Transformation Act.

(6) *Other Events.* In the event of a merger whereby the Issuer is the acquiring entity, of a drop-down of one or more parts of its assets by the Issuer (§ 123 (3) German Transformation Act; "*Ausgliederung*") or of an analogous event, the Conversion Ratio shall remain unchanged.

(7) *Multiple Adjustment; Inverse Adjustment of Conversion Price and Initial Share Price.*

(a) If adjustments of the Conversion Ratio are required under more than one of the subsections (1) (a), (1) (b), (2), (3), and (4), and the Record Date for such adjustments shall occur on the same date, then, unless the order of the events requiring such adjustments is otherwise specified by the Issuer, such adjustments shall be made by applying, first, the provisions of subsection (1) (b), second, the provisions of subsection (4), third, the provisions of subsection (1) (a), fourth, the provisions of subsection (2), and finally the provisions of subsection (3).

(b) In case the Conversion Ratio is adjusted pursuant to subsections (1) through (4) above, the Conversion Price (§ 5(2)(c)) and the Initial Share Price (§ 5(2)(b)) shall be adjusted in the inverse proportion to the adjustment of the Conversion Ratio for purposes of determining whether the Maximum Conversion Ratio, the Minimum Conversion Ratio or the Medium Conversion Ratio is applicable pursuant to § 5(1) but shall remain unadjusted for purposes of calculating the Mandatory Conversion Ratio once the applicable Mandatory Conversion Ratio has been determined.

(c) If the Issuer does not elect an adjustment of the Conversion Ratio pursuant to subsections (1) through (4) above, but elects the payment of a Compensation Amount pursuant to § 10(2) or § 10(3) or a Dividend Compensation Amount pursuant to § 10(4) or elects any adjustment other than the adjustment of the Conversion Ratio, for the purposes of determining whether the Maximum Conversion Ratio, the Minimum Conversion Ratio or the Medium Conversion Ratio is applicable pursuant to § 5(1), the Conversion Price and

the Initial Share Price shall be adjusted in the inverse proportion to the adjustment of the Conversion Ratio which would have taken place had the Issuer elected to adjust the Conversion Ratio but shall remain unadjusted for purposes of calculating the Mandatory Conversion Ratio once the applicable Mandatory Conversion Ratio has been determined.

(8) *Other Adjustments.* If any other event occurs which in the opinion of Deutsche Bank affects the Conversion Ratio, Deutsche Bank shall make such adjustments using equitable discretion in accordance with § 317 of the German Civil Code as Deutsche Bank shall (with the consent of the Issuer) consider appropriate to take account of such event.

(9) *Effectiveness of Adjustments.* Adjustments in accordance with the foregoing shall become effective as of the Ex Date, provided the Ex Date is not later than the Final Conversion Date (inclusive).

(10) *Calculations of Adjustments.* Adjustments in accordance with the foregoing clauses shall be calculated by Deutsche Bank and shall be (in the absence of manifest error) binding on all parties concerned. The Conversion Ratio determined in accordance with the preceding provisions shall be rounded to four decimal points in accordance with German business practice. Deutsche Bank shall only be liable for making, or not making, adjustments or taking, or not taking, any other measures in connection with the Bonds, if and to the extent that it fails to show the due care of a proper merchant. Deutsche Bank may, jointly with the Issuer, engage the advice or services of any lawyers, accountants or other experts whose advice or services Deutsche Bank may deem necessary and rely, after consultation with the Issuer, upon any advice so obtained (and Deutsche Bank shall incur no liability against the Issuer or the Bondholders in respect of any delay in obtaining expert advice, or any action taken, or not taken, or suffered to be taken, or not taken, in accordance with such advice and in exercising the due care of a proper merchant).

(11) *Definitions.* In these Terms and Conditions:

"***Cash Dividend***" shall refer to the amount of any dividend prior to deduction of any withholding tax.

"***Subscription Value***" shall mean (calculated on a per share basis):

(i) the closing price of the right to subscribe own shares or securities with subscription, option or conversion rights in relation to Shares or to subscribe Other Securities on the Ex Date, or

(ii) in case such price shall not be available, the value of the subscription right which shall be determined by Deutsche Bank using equitable discretion in accordance with § 317 of the German Civil Code.

"***Average Market Price***" means the arithmetic average of the Closing Prices (§ 7(2)) for each Trading Day for the shorter of (with the proviso that any period shall at least last one Trading Day):

(i) 10 consecutive Trading Days prior to the relevant Record Date, or

(ii) the period commencing on the Trading Day next succeeding the first public announcement of the relevant issuance or distribution and ending on the last Trading Day prior to the relevant Record Date, or

(iii) the period commencing on the Ex Date with respect to the next preceding issuance or distribution for which an adjustment was required, and ending on the last Trading Day prior to the relevant Record Date.

*"**Ex Date**"* shall mean the first Trading Day on which the Shares are traded "ex dividend" or "ex subscription right" or ex any other right giving rise to an adjustment of the quoted price in the Xetra-System (or a successor system).

*"**Financial Year**"* means the financial year as set out in the Articles of Association of the Issuer.

The *"**Relevant Period**"* commences on the first Trading Day after the Ex Date of the first of the aggregated Cash Dividends and ends on the Trading Day prior to the Ex Date with respect to the Cash Dividend which caused the calculation of the Cash Dividend, provided that in case there was no Ex Date during the last 365 consecutive day period in the Xetra-System (or a successor system), the Relevant Period shall be the entire period of the 365 consecutive days.

*"**Record Date**"* shall mean the time and date being the earlier of (i) the relevant time of the determination of shareholders entitled to receive rights, subscription rights, option or conversion rights, Distributions, or (ii) the Trading Day which immediately precedes the Ex Date.

*"**Put Option Value**"* shall mean (calculated on a per share basis):

(i) the closing price of the right to sell own Shares on the Ex Date, or

(ii) in case such price shall not be available, the value of the put option which shall be determined by Deutsche Bank.

(12) *Notices of Adjustment.* The Issuer shall give notice in accordance with § 13 of an adjustment of the Conversion Ratio and/or any other adjustment in accordance with this § 10.

§ 11
(Termination by Bondholders)

(1) *Events of Default.* Each Bondholder is entitled, by notice to a Paying Agent, to declare due and payable its entire claims arising from the Bonds and demand payment of their Principal Amount together with interest accrued thereon, if:

(a) the Issuer, for any reason whatsoever, either (i) fails to pay interest under the Bonds within 30 days of the relevant due date without having properly exercised the Interest Deferral Right or (ii) fails to perform duly any material obligation under these Bonds, in particular pursuant to § 2(3), and such failure continues for more than 60 days after receipt by the Issuer of a written notice from a Bondholder;

(b) bankruptcy or insolvency proceedings are commenced by court action against the Issuer, and are not dismissed or stayed within 60 days after the commencement thereof, or the Issuer institutes such proceedings or suspends payments generally, or offers or makes a general arrangement for the benefit of all its creditors; or

(c) the Issuer enters into liquidation, unless such liquidation is in connection with a merger or any other form of combination with another company and such company assumes all obligations under the Bonds arising from these Terms and Conditions

The right to declare Bonds due shall terminate if the situation giving rise to it has been cured before the right is exercised.

(2) *Notice.* Any notice of termination in accordance with § 11(1) shall be made by the Bondholder by means of a written notice to be delivered by hand or registered mail to the Issuer together with evidence that such Bondholder at the time of such written notice is a holder of the relevant Bond(s). Subject to the provisions of any applicable mandatory law, no event or circumstance other than an event specified in subsection (1) shall entitle any Bondholder to declare any of its Bonds due and payable prior to its stated maturity, save as expressly provided in these Terms and Conditions.

§ 12
(Substitution of Issuer; Transfer of Domicile)

(1) *Substitution.* The Issuer or the Substitute Issuer (as defined below) shall without the consent of the Bondholders be entitled at any time to substitute for the Issuer any direct or indirect subsidiary which is at least 75 per cent. owned by the Issuer as principal debtor in respect of all obligations arising from or in connection with the Bonds (hereafter the *"**Substitute Issuer**"*), provided that:

(a) the Substitute Issuer, in a manner legally effective, assumes all obligations of the Issuer arising from or in connection with the Bonds and, after such assumption, it is in a position to fulfill all payment obligations arising from or in connection with the Bonds in euro without the necessity of any taxes or duties being deducted or withheld at source and to transfer all amounts which are required therefor to the Bondholders without any restrictions, and that in particular all necessary authorizations to this effect by any competent authority have been obtained; and

(b) the Substitute Issuer undertakes to reimburse any Bondholder for such taxes, fees or duties which may be imposed upon him in connection with any payments on the Bonds, upon conversion or otherwise, as a consequence of the assumption of the Issuer's obligations by the Substitute Issuer.

(2) *Release from Obligations.* Upon effective substitution of the Issuer as set forth in § 12(1), the Issuer shall be released from any obligation arising from or in connection with the Bonds.

(3) *Publication.* Any such substitution shall be notified in accordance with § 18 and shall become effective upon such notification.

(4) *References.* In the event of such substitution any reference in these Terms and Conditions to the Issuer shall from then on be deemed to refer to the Substitute Issuer.

(5) *Transfer of Domicile.* A transfer of domicile of the Issuer to another country, territory or jurisdiction shall only be permissible if § 12(1), (3) and (4) are complied with *mutatis mutandis.*

§ 13
(Notices)

All notices regarding the Bonds shall be notified to the Bondholders by registered mail. Any notice will become effective for all purposes on the date of delivery of the registered mail to the Bondholders.

§ 14
(Prescription)

(1) *Principal.* The term for presentation of the Bonds with respect to principal (if any) as laid down in § 801(1) sentence 1 of the German Civil Code shall be reduced to ten years.

(2) *Interest.* The term for presentation of the Bonds with respect to interest shall be five years after the date on which payment thereof first becomes due and payable.

§ 15
(Miscellaneous)

(1) *Governing Law.* The Bonds, with regard to both form and content, as well as all rights and obligations arising from these Terms and Conditions for the Bondholders and the Issuer shall in all respects be governed by German law.

(2) *Place of Performance.* Place of performance shall be Leverkusen, Federal Republic of Germany.

(3) *Place of Jurisdiction.* To the extent legally permissible, exclusive place of jurisdiction for all proceedings arising from matters provided for in these Terms and Conditions shall be Cologne, Federal Republic of Germany.

§ 16
(Language)

These Terms and Conditions are written in the German language and provided with an English language translation. The German version shall be the only legally binding version. The English translation is for convenience only.


SEC MAIL PROCESSING
RECEIVED
MAY 0 5 2005
WASH. D.C.
202
SECTION

SEC Az: 82-34848

This document is a non-binding convenience translation of the German-language original. In case of any discrepancy between the English and the German versions, the German-language original shall prevail.

TERMS AND CONDITIONS

§ 1
(General Provisions)

(1) *Nominal Amount and Denomination.* This issue by LANXESS Aktiengesellschaft (the *"**Issuer**"*), a stock corporation incorporated under the laws of the Federal Republic of Germany, of 6 % Mandatory Convertible Bonds in the aggregate nominal amount of

€ 200,000,000
(in words: euro two hundred million)

is divided into bonds in bearer form with a nominal amount of € 100,000 (the *"**Principal Amount**"*) each, which rank *pari passu* among themselves (the *"**Bonds**"*).

(2) *Form.* The Bonds are represented by a global bond in bearer form without interest coupons issued on September 15, 2004 (the *"**Global Bond**"*). The Global Bond is manually signed by two authorized representatives of the Issuer. Definitive certificates representing individual Bonds and interest coupons shall not be issued.

§ 2
(Subordination of Payment Claims, Status of the Bonds; Condition Subsequent of Subordination; Negative Pledge of Issuer)

(1) *Subordination of Payment Claims, Status of the Bonds.* The claims of the holders of the Bonds (*"**Bondholders**"*) for payment of principal and interest and any other amounts arising under the Bonds shall be subordinated to the claims of all other creditors of the Issuer which are senior and not subordinated. Such subordination shall mean that in any event of liquidation, bankruptcy or other proceedings to avoid bankruptcy any payment which might become due under the Bonds shall be made only after all claims against the Issuer which are senior and not subordinated have been satisfied. Any right to set-off claims arising from the Bonds against claims of the Issuer shall be excluded. The Bonds are unsecured obligations of the Issuer ranking *pari passu* among themselves and at least *pari passu* with all other present and future unsecured and subordinated obligations of the Issuer, save for such obligations as may be preferred by applicable law.

(2) *Condition Subsequent of Subordination.* The subordination specified in § 2(1) shall be subject to the condition subsequent (*auflösende Bedingung*) of the exercise of the Conversion Right (§ 5) and terminate with effect as of the Issue Date (§ 3(1)) on the day immediately prior to the Final Conversion Date (§ 5(1)) or the Conversion Date (§ 6(4)) at 24 hours. The Mandatory Conversion (§ 5) or the exercise of the Conversion Right (§ 6(1)) shall not be affected by the subordination.

(3) *Negative Pledge.* So long as any Bonds shall remain outstanding, but only up to the time at which all amounts payable to the Bondholders under the Bonds in accordance with these Terms and Conditions have been paid to the Bondholders and all obligations pursuant to § 9 have been fulfilled, the Issuer undertakes not to secure any subordinated Capital Market Indebtedness, including any guarantees or other indemnities assumed in respect thereof, upon any of its assets without at the same time providing that the Bondholders share equally and ratably in such security. Any security which is to be provided pursuant to sentence 1 may also be provided to a person acting as trustee for the Bondholders.

(4) *Capital Market Indebtedness.* For the purpose of these Terms and Conditions *"**Capital Market Indebtedness**"* means any obligation to repay money that is borrowed through the issuance of bonds, notes or other debt securities which are capable of being listed or traded on a stock exchange or other recognized securities market; except as expressly provided above, it does not include any off-balance sheet assets and obligations.

§ 3
(Interest)

(1) *Interest Rate.* The Bonds shall bear interest on their Principal Amount at the rate of 6 % per annum from and including September 15, 2004 (the *"**Issue Date**"*). Subject to an exercise of the Interest Deferral Right (as defined below); interest shall be payable on December 15, March 15, June 15 and on September 15 of each year (each a *"**Coupon Date**"*), commencing on December 15, 2004 and will amount to € 1,500 per Bond. In the event of the Mandatory Conversion (§ 5), interest shall cease to accrue as of the beginning of the Final Conversion Date (§ 5(1)); interest in respect of the immediately preceeding interest period and any interest in respect of any other preceeding interest periods not yet paid due to the exercise of the Interest Deferral Right (as defined below) shall be paid on the Final Conversion Date. In the event of a Voluntary Conversion (§ 6(1)) in respect of any Bond, interest shall cease to accrue on that Bond as of the end of the day immediately preceding the last Coupon Date prior to the Conversion Date (§ 8(3)) or, if there was no Coupon Date, the Issue Date; interest in respect of the immediately preceding interest period and any interest in respect of any other preceding interest periods not yet paid due to the exercise of the Interest Deferral Right (as defined below) shall be paid on the Conversion Date (§ 8(3)). In the event of an early redemption pursuant to § 11, interest shall cease to accrue as of the end of the day immediately preceding the date on which the Bonds become due for redemption.

(2) *Interest Deferral Right.* The Issuer may defer any interest to be paid on any Coupon Date until September 15, 2007 (the *"**Interest Deferral Right**"*) if since the immediately preceeding Coupon Date

(a) the management board and/or the supervisory board of the Issuer has not proposed for resolution to its shareholders' meeting any partial or complete distribution of the Issuer's net income of the year to its shareholders or its shareholders' meeting has not passed a resolution on any partial or complete distribution of the Issuer's net income of the year and neither the management board nor the supervisory board of the Issuer has resolved a resolution on any partial pre-payment on the Issuer's net income of the year to its shareholders;

(b) the Issuer has not bought back or called in any of it's Shares except for any share buy-back in connection with a management or employee participation programm in the normal course of the Issuer's business; and

(c) the Issuer has not paid back or paid any interest on any convertible issued or guaranteed by the Issuer and issued after the Bonds which are the subject of this Terms and Conditions.

The Interest Deferral Right may only be exercised by an notice in accordance with § 13 becoming effective not later than 15 Business Days prior to the respective Coupon Date (the *"**Interest Deferral Right Notice**"*). The Issuer has to include in the Interest Deferral Right Notice the day on which any interest deferred shall be paid such day not being later than September 15, 2007. Irrespective of any day named in the Interest Deferral Right Notice any interest deferred shall be due and payable on the earliest day of (i) the first Coupon Date after which any of the events described in sentence 1(a) to (c) has occurred or (ii) the Conversation Date (§ 8(3)) or (iii) the day on which any of the termination rights according to § 11(1) has occurred.

(3) *Calculation of Interest for Parts of Interest Periods.* If interest is to be calculated for a period of less than one year, it shall be calculated on the basis of the Day Count Fraction (as defined below)

(4) *Day* Count *Fraction*. "***Day Count Fraction***" with respect to interest to be paid for any period (the *"**Interest Calculation Period**"*) means the actual number of days elapsed divided by (1) the number of days in the Reference Period in which the Interest Calculation Period falls multiplied by (2) the number of Reference Periods which fall in one year or which would fall in one year if interest would have to be paid for the whole year. *"**Reference Period**"* means the period from the Issue Date (including) until the first Coupon Date (excluding) or from any Coupon Date (including) until the next Coupon Date (excluding).

§ 4
(Currency; Payments)

(1) *Currency.* All payments in respect of the Bonds including amounts payable pursuant to § 9(2), § 10(2), § 10(3) and § 14(4) shall be made in euro.

(2) *Payments of Principal and Interest/Other Payments.* Payments of principal (if any) of, and interest on, the Bonds and all other payments in respect of the Bonds shall be made on the *respective* Payment Date (§ 4(4) to the account of the Bondholder specified to the Issuer by the Bondholder.

(3) *Business Days.* If any due date for payments in respect of any Bond is not a Business Day, such payment will not be made until the next following Business Day, and no interest shall be paid in respect of the delay in such payment. A *"**Business Day**"* shall be any day (with the exception of Saturdays and Sundays) on which commercial banks in Frankfurt am Main are open for general business and settle payments in euro.

(4) *Payment Date/Due Date.* For the purposes of these Terms and Conditions, *"**Payment Date**"* means the day on which the payment is actually to be made, where applicable as adjusted in accordance with § 5(3), and *"**Due Date**"* means the payment date provided for herein, without taking account of any such adjustment.

§ 5
(Mandatory Conversion)

(1) *Conversion Ratio.* Unless previously converted pursuant to § 6, each Bond outstanding on *September* 15, 2007 (the *"**Final Conversion Date**"*) shall be mandatorily converted (the *"**Mandatory Conversion**"*) into ordinary bearer shares in the Issuer with a notional par value of € 1.00 each (the *"**Shares**"*) at the following

conversion ratio (the relevant conversion ratio according to (a), (b) or (c) below, as applicable to the Mandatory Conversion, being herein referred to as the *"**Mandatory Conversion Ratio**"*):

(a) If the Reference Share Price (as defined below) is less than or equal to the Initial Share Price (as defined below and subject to adjustments pursuant to § 10), the conversion ratio shall be equal to the number of Shares which shall be calculated by dividing the Principal Amount by the Initial Share Price (to avoid duplication without taking into account any adjustments pursuant to § 10)) (the *"**Maximum Conversion Ratio**"*).

(b) If the Reference Share Price (as defined below) is equal to or greater than the Conversion Price (as defined below and subject to adjustments pursuant to § 10), the conversion ratio shall be equal to the number of Shares which shall be calculated by dividing the Principal Amount by the Conversion Price (to avoid duplication without taking into account any adjustments pursuant to § 10)) (the *"**Minimum Conversion Ratio**"*).

(c) If the Reference Share Price (as defined below) is neither less than or equal to the Initial Share Price (as defined below and subject to adjustments pursuant to § 10) nor equal to or greater than the Conversion Price (as defined below and subject to adjustments pursuant to § 10), the conversion ratio shall be equal to the number of Shares which shall be calculated by dividing the Principal Amount by the Reference Share Price (as defined below) (the *"**Medium Conversion Ratio**"*).

(d) The number of Shares determined in accordance with (a), (b) and (c) above shall be rounded downwards to three decimal points before any aggregation of fractions of Shares pursuant to subsection (6).

(e) The Maximum Conversion Ratio, the Medium Conversion Ratio and the Minimum Conversion Ratio, as applicable to the Mandatory Conversion or an exercise of the Conversion Right pursuant to § 6 in each case, are herein referred to as the *"**Conversion Ratio**"*. The Mandatory Conversion and a Voluntary Conversion (§ 6(1)) are herein referred to as *"**Conversion**"*. If the Medium Conversion Ratio is applicable, the adjustment provisions of § 10 shall, with the exception of § 10(7)(b) and (c), not apply.

(2) *Definitions.* In these Terms and Conditions:

(a) "***Reference Share Price***" means the arithmetic average of the volume weighted daily Closing Prices of the Shares on the 20 consecutive Trading Days ending on the third Trading Day immediately preceding the Final Conversion Date rounded to the nearest full cent with 0.005 being rounded upwards.

(b) "***Initial Share Price***" means the arithmetic average of the volume weighted daily Closing Prices of the Shares on the 10 consecutive Trading Days following and including the first Trading Day of the Shares in the XETRA-system of Deutsche Börse AG rounded to the nearest full cent with 0.005 being rounded upwards, subject to adjustments pursuant to § 10.

(c) "***Conversion Price***" means the Initial Share Price multiplied by 1.15 rounded to the nearest full cent with 0.005 being rounded upwards., subject to adjustments pursuant to § 10.

(d) "***Closing Price***" means, on any date of determination, the closing auction price (or, if no closing auction price is reported, the last reported price at which orders were executed) of the Shares in the Xetra-System of Deutsche Börse AG (or a successor system).

(e) "***Trading Day***" means a day on which the Frankfurt Stock Exchange is open for trading, the Xetra-System (or a successor system) is in operation and the Shares are not suspended from trading at such exchange.

(3) *No Redemption of Bonds.* The delivery of Shares upon the Mandatory Conversion is made in lieu of any payment of principal of the Bonds and shall constitute a discharge of the Issuer from its corresponding obligation to redeem the Principal Amount of the Bonds in cash. Accordingly, as of the Final Conversion Date, a Bondholder shall not have any rights in relation to the Bonds other than the right to have Shares delivered pursuant to § 9, the right for payment for fractional shares (§ 9(2)) and the right to receive the Compensation Amount pursuant to § 10(2), § 10(3) and § 10(4) if so elected by the Issuer. The Mandatory Conversion shall not apply to Bonds that have been declared due by a Bondholder in accordance with § 11

(4) *Execution of Mandatory Conversion.* For purposes of the Mandatory Conversion, the Bonds mandatorily converted must be delivered to the Issuer. Each Bondholder is obliged to deliver the Bonds held by the Bondholder to the Issuer on the Final Conversion Date together with the duly completed and signed Conversion Notice (§ 8(1)) in duplicate form. A claim for delivery of Shares pursuant to and under the conditions of § 9(1) or for compensation in cash for fractions of Shares, if any (§ 9(2)), shall exist only after the Issuer has received the Bonds and the Mandatory conversion has been executed in accordance with sentence 1 of this paragraph..

(5) *Mandatory Conversion of Several Bonds; Payments.* Upon the Mandatory Conversion, Shares shall be delivered as soon as practicable after the Final Conversion Date in accordance with § 9(1). Fractions of Shares shall be aggregated for Bonds as provided in § 9(1). Remaining fractions of Shares shall be compensated pursuant to § 9(2).

(6) *Excluded Periods.* If the Final Conversion Date would fall within an Excluded Period (§ 6(4)), the Final Conversion Date shall be the first Business Day after such period without any interest or other compensation being due for such additional period.

§ 6
(Voluntary Conversion)

(1) *Conversion Right.* Each Bondholder has the right (the *"**Conversion Right**"*) to convert each Bond, in whole but not in part, at any time during the Conversion Period (subsection (2)) (each such conversion a *"**Voluntary Conversion**"*) at a conversion ratio that is applicable in accordance with the Reference Share Price whereby Reference Share Price in case of an exercise of the Conversion Right means the arithmetic average of the volume weighted daily Closing Prices of the Shares on the 20 consecutive Trading Days ending on the third Trading Day immediately preceding the day on which the Conversion right has been exercised. The number of Shares determined in accordance with the preceding sentence shall be rounded downwards to three decimal points before any aggregation of fractions of Shares pursuant to § 9(1).

(2) *Conversion Period.* To the extent not otherwise provided for in subsection (3) , the Conversion Right may be exercised from July 20, 2004 until July 20, 2007 (both dates inclusive) (the *"**Conversion Period**"*). If the end of the Conversion Period falls on a day which is not a Business Day, the Conversion Period shall terminate on the Business Day immediately preceding such day. If the last day of the Conversion Period falls in an Excluded Period (subsection (3)), the Conversion Period shall terminate on the last Business Day prior to the commencement of such Excluded Period.

(3) *Excluded Period.* The exercise of the Conversion Right shall be excluded during any of the following periods (each an ***"Excluded Period"***):

(a) in connection with any shareholders' meetings of the Issuer, a period commencing one month prior to the day of the shareholders' meeting and ending on the third Business Day following such shareholders' meeting (both dates exclusive);

(b) a period of 14 days before the end of the financial year of the Issuer; and

(c) a period commencing on the date on which an offer by the Issuer to its shareholders to subscribe Shares, warrants on own Shares or notes or bonds with conversion or option rights, profit-linked bonds or profit participation rights is published in a mandatory newspaper of general circulation of one of the German stock exchanges where the Shares are admitted for trading, or in the German Federal Gazette (*Bundesanzeiger*) or by the German Federal Gazette via electronic information, whichever is earlier, and ending on the last day of the subscription period (both dates inclusive).

(4) *Mandatory Conversion Ratio upon Takeover Bid.* If a takeover bid as defined in § 29(1) of the German Takeover Act (*Wertpapiererwerbs- und Übernahmegesetz*) or a mandatory offer pursuant to § 35 of the German Takeover Act is made to the shareholders of the Issuer, each Bondholder may, during the period commencing six Business Days after the intention to launch the takeover bid is announced pursuant to § 10(1) of the German Takeover Act or an announcement pursuant to § 35(1) of the German Takeover Act is made and ending 10 Business Days prior to the final date on which a holder of shares in the Issuer can accept such takeover bid or mandatory offer (including the additional acceptance period pursuant to § 16(2) of the German Takeover Act) (the ***"Takeover Period"***), exercise its Conversion Right at the Maximum Conversion Ratio (§ 5(1)(a)), provided that (i) together with the Shares delivered on such conversion the Issuer shall pay interest, including interest deferred in accordance with § 3(2), if any, as provided in § 3(1) up to (but not including) the date on which the Voluntary Conversion pursuant to this subsection (4) becomes effective, and (ii) provided further that any such Voluntary Conversion becomes effective one Business Day after the lapse of the Takeover Period.

(5) *Publications.* The Issuer shall notify in accordance with § 13 any offer by the Issuer pursuant to subsection (3)(c) or any takeover bid or mandatory offer pursuant to subsection (4) promptly upon publication of the corresponding announcement in the Federal Republic of Germany.

§ 7
(Authorized Capital)

Authorized Capital. The Shares to be delivered by the Issuer upon Conversion will be issued out of an authorized capital of the Issuer approved on September 15, 2004 in an aggregate amount of up to € 36,517,096, representing 36,517,096 Shares.

§ 8
(Exercise of Conversion Right)

(1) *Conversion Notice.* To exercise the Conversion Right pursuant to § 6, the Bondholder must deliver at its own expense during normal business hours to the Issuer a duly completed and signed exercise notice (the ***"Conversion Notice"***) in duplicate form using a form (as from time-to-time current) obtainable from the Issuer.

(2) *Further Requirements for Exercise of Conversion Right.* The exercise of the Conversion Right shall further require that the Bonds to be converted be delivered to the Issuer and, if any, any additional requirements arising out of the German Stock Corporation Act (*Aktiengesetz*) for the execution of the capital increase and its registration in the commercial register of the Issuer to be fulfilled by the Bondholder be fulfilled.

(3) *Conversion Date.* The Conversion Right shall be validly exercised on the Business Day on which all of the prerequisites specified in § 8(1), and (2) for the exercise of the Conversion Right have been fulfilled (the "***Conversion Date***"). In the event that the prerequisites specified in § 8(1) and (2) are fulfilled on a day which falls within an Excluded Period, the Conversion Date shall be the first Business Day after the end of such Excluded Period provided that such day still falls within the Conversion Period; otherwise, the Conversion Right shall not have been validly exercised.

§ 9
(Delivery of Shares; Compensation for Fractions of Shares)

(1) *Delivery of Shares.* Upon fulfillment of the prerequisites described in § 8(1) and (2) and the registration of the execution of the capital increase in the commercial register of the Issuer in the amount of Shares necessary for the delivery upon Conversion of Bonds whereby the Issuer is obliged to take all efforts to obtain such registration without undue delay, only full Shares shall be delivered in accordance with the Articles of Association of Issuer in effect at the time of such delivery. Such delivery of Shares has to be made by the Issuer without undue delay after fulfillment of the prerequisites described in sentence 1. The Issuer is obliged to take all efforts to obtain the admission of the Shares to the official market (*amtlicher Markt*) of the Frankfurt Stock Exchanges with additional post-admission obligations (Prime Standard) in a manner that it has been granted at the time of such delivery. Fractions of Shares shall not be issued. To the extent that any Conversion of one or several Bond(s) results in fractions of Shares, the fractions of Shares resulting from the Conversion of a Bond shall be aggregated and full Shares resulting from such aggregation of fractions of Shares shall be delivered to the extent the Issuer (without any obligation to do so) has ascertained that several Bonds have been converted at the same time for the same Bondholder. The Shares to be delivered shall be transferred to the respective Bondholder as soon as practicable after the Conversion Date or the Final Conversion Date, as the case may be, and after (i) application for the execution of the capital increase in the commercial register of the Issuer which has to be made without undue delay and in compliance with applicable law and (ii) registration of the execution of the capital increase in the commercial register of the Issuer. Until transfer of the Shares has been made no claims arising from the Shares shall exist.

(2) *Fractions of Shares.* Remaining fractions of Shares shall not be delivered and shall be compensated in cash as follows: (i) in the event of a Mandatory Conversion, the compensation shall be proportional to the respective fraction of the Reference Share Price (§ 5(2)(a)), rounded to the nearest full cent with 0.005 being rounded upwards; and (ii) in the event of a Voluntary Conversion, the compensation shall be proportional to the respective fraction of the arithmetic average of the daily Closing Prices of the Shares on the 20 consecutive Trading Days ending on the third Trading Day immediately preceding the Conversion Date (§ 8(3)), rounded to the nearest full cent with 0.005 being rounded upwards.

(3) *Payment.* Any compensation in cash of fractions of Shares pursuant to § 9(2) shall be effected as soon as practicable after the Conversion Date or the Final Conversion Date, as applicable. No interest shall be due on such amount.

(4) *Taxes.* Delivery of Shares and any payment pursuant to § 9(3) are subject to payment by a Bondholder of any taxes or other duties which may be imposed in connection with the Mandatory Conversion or a Voluntary Conversion, the exercise of the Conversion Right or the delivery of the Shares or payment of any amount pursuant to § 9(3). Taxes and duties may be set-off against a payment obligation pursuant to § 9(3), unless the Bondholder has already paid such taxes or duties.

(5) *Conversion Price below Notional Par Value.* To the extent that any payment pursuant to § 9(2) or any adjustment pursuant to § 10(1) through (4) is, in the opinion of the Issuer, considered to be a decrease of the effective conversion price (such effective conversion price to be calculated by dividing the Principal Amount by the applicable Conversion Ratio), no payment or adjustment shall be made to the extent that such conversion price for one Share would thereby be reduced below the portion of the share capital of the Issuer allotted to each Share (currently € 1.00).

(6) *Dividends.* Shares acquired upon Conversion are entitled to dividends (if any) from the beginning of the financial year of the Issuer in which such Shares are issued.

§ 10
(Dilution Adjustment)

(1) *Capital Increase from Capital Reserves or Retained Earnings, Share Split or Combining of Shares and Capital Decrease.*

(a) *Capital Increase from Capital Reserves or Retained Earnings.* In cases where the Issuer increases its share capital from retained earnings or capital reserves, the Conversion Ratio shall be adjusted in accordance with the following formula:

$$E' = E \times \frac{Nn}{No}$$

where:

E'	=	the adjusted Conversion Ratio,,
E	=	the Conversion Ratio on the Record Date,
Nn		the number of Shares outstanding after the capital increase,
No	=	number of Shares outstanding before the capital increase.,

(b)*Share Split or Combining of Shares.* In cases where the Issuer

(i) increases the number of outstanding Shares by reducing the interest in the share capital represented by each Share (share split), or

(ii) reduces its capital by combining its Shares,

the Conversion Ratio shall be adjusted in accordance with subsection (a) to the extent not otherwise provided for in the following provisions.

(c) *Capital Decrease.* In the event of a decrease in the share capital of the Issuer, which is solely the result of a reduction of the interest in the share capital represented by each Share, the Conversion

Ratio shall remain unchanged upon Conversion save that the relevant Shares shall be delivered with their respective new portion of the share capital allotted to them.

(2) *Capital Increase against Contributions with Subscription Rights.* If the Issuer increases its share capital through the issue of new Shares against contribution while granting its shareholders a direct or indirect subscription right (§§ 182, 186 of the German Stock Corporation Act), at the election of the Issuer, (i) the Issuer shall either grant each Bondholder the right to subscribe to the number of new Shares to which such Bondholder would have been entitled to subscribe, had the Bondholder exercised the Conversion Right immediately prior to the Record Date (subsection (11)), or (ii) the Conversion Ratio shall be adjusted in accordance with the following formula:

$$E' = E \times \frac{1}{\frac{No}{Nn} \times \left(1 - \frac{I+D}{K}\right) + \frac{I+D}{K}}$$

where:

E'	=	the adjusted Conversion Ratio,,
E	=	the Conversion Ratio on the Record Date,
No	=	the number of Shares outstanding before the capital increase,
Nn	=	the number of Shares outstanding after the capital increase,
I	=	the issue price of the new Shares,
D	=	the disadvantage (not discounted) for dividends to which the new Shares are not entitled in relation to old Shares as determined by Eurex Deutschland ("Eurex") or, if not available from Eurex until the Record Date (because options on the Shares are not traded on Eurex or for any other reason), as determined by the Deutsche BankAG, Frankfurt am Main (Attn. Corporate Actions/Warrants, Wilhelm Fay Str. 31 – 37, D-65963 Frankfurt am Main, Federal republic of Germany, Telefax: +49 69 910-65649) (the "Deutsche Bank"), using equitable discretion (§ 317 German Civil Code),
K	=	the average, weighted by volume, of the Closing Prices of the Shares on the last three Trading Days on which the Shares are traded "cum", as calculated by Deutsche Bank. In the event that such prices are not available for any reason, the last available Closing Price of the Shares immediately prior to the Record Date shall apply.

There shall be no adjustment of the Conversion Ratio if E', by applying the above formula, would be less than E.

At the election of the Issuer, instead of granting the subscription right pursuant to (i) or adjusting the Conversion Ratio pursuant to (ii) above, the Issuer shall pay upon Conversion a compensation amount per Bond (the ***"Compensation Amount"***) to each Bondholder that has not yet validly exercised its Conversion Right pursuant to § 6. Such Compensation Amount per Bond shall be equal to the Mandatory Conversion Ratio as of the Record Date (provided that for purposes of determining the applicable Mandatory Conversion Ratio the Reference Share Price shall be equal to the arithmetic average of the Closing Prices (§ 5(2)) of the Shares on the 20 Trading Days immediately prior to the first Trading Day on which the Shares are traded "ex rights") multiplied by the closing price of the right to subscribe to the relevant securities quoted on the Frankfurt Stock Exchange on the Ex Date (subsection (11)) or if such closing price shall not be available, the value of such right as determined by Deutsche Bank, using equitable discretion (§ 317 German Civil Code), rounded to the nearest

full cent with 0.005 being rounded upwards. The Compensation Amount shall become due and payable only upon Conversion. § 9(3) and (4) shall apply accordingly. No interest shall be due on such amount.

(3) *Issue of Securities with Preemptive Rights.* In cases where the Issuer grants to its shareholders (i) subscription rights in respect of Shares, (ii) securities with subscription, option or conversion rights in relation to Shares of the Issuer (but excluding the granting of subscription rights in the course of capital increases pursuant to subsection (2)), or (iii) subscription rights with respect to other debt securities, participation rights or other securities of the Issuer (*"**Other Securities**"*) (in cases (i) through (iii) with the exception of: rights under stock option or stock ownership programs for management or employees of Issuer in the ordinary course of business), at the election of the Issuer, (x) the issuer shall either grant each Bondholder the subscription rights or securities that such Bondholder would have been entitled to had the Bondholder exercised the Conversion Right immediately prior to the Record Date, (y) the Issuer shall pay a Compensation Amount as calculated pursuant to subsection (2) above or (z) the Conversion Ratio shall be adjusted in accordance with the following formula:

$$E' = E \times \frac{M}{M - B}$$

where:

E'	=	the adjusted Conversion Ratio,
E	=	the Conversion Ratio on the Record Date,
M	=	the Average Market Price, and
B	=	the Subscription Value, where $B \geq 0$.

The Compensation Amount provided in the preceding sentence, if any, shall become due and payable only upon Conversion. § 9(3) and (4) shall apply accordingly. No interest shall be due on such amount.

(4) Adjustment for Distributions. If the Issuer (i) distributes, allots or grants to its shareholders assets (also in the form of a share repurchase where the Issuer grants to its shareholders put options, but excluding any Cash Dividend and rights under stock option or stock ownership programs for management or employees of the Issuer in the ordinary course of business) or debt securities or warrants or conversion rights (with the exclusion of the rights mentioned above in subsection (3)), or (ii) pays a Cash Dividend (subsection (11)) (each of the cases (i) and (ii) a "***Distribution***"), then the Conversion Ratio shall be adjusted in accordance with the following formula:

$$E' = E \times \frac{M}{M-F}$$

where:

E'	=	the adjusted Conversion Ratio
E	=	the Conversion Ratio on the Record Date das Wandlungsverhältnis am Stichtag,
M	=	the Average Market Price, and der Durchschnittliche Marktpreis, und
F	=	in case of (i): the fair market value of the Distribution on the Record Date as

determined by Deutsche Bank using equitable discretion (§ 317 German Civil Code) on the basis of the evaluation of an independent expert (the "***Fair Market Value***"), calculated on a per share basis, provided that if in the case of a share repurchase where the Issuer grants to its shareholders put options, "F" shall be the Put Option Value (subsection (11)), or in case of (ii): the Cash Dividend, calculated on a per share basis, provided that in cases (i) and (ii): $F \geq 0$.

At the election of the Issuer, instead of adjusting the Conversion Ratio upon payment of a Cash Dividend as provided above, the Issuer shall pay to each Bondholder which has not yet validly exercised its Conversion Right pursuant to § 6 a cash compensation amount per Bond (the "***Dividend Compensation Amount***"). Such Dividend Compensation Amount per Bond shall be equal to the Maximum Conversion Ratio multiplied by an amount equal to the Cash Dividend. The Dividend Compensation Amount shall become due and payable five business Days after payment of the Cash Dividend by the Issuer to its shareholders. § 9(3) and (4) shall apply accordingly. No interest shall be due on such amount.

(5) *Merger; Reorganization.* In the event of a merger (§ 2 German Transformation Act; "Verschmelzung") of the Issuer as transferor entity within the meaning of the German Transformation Act ("*Umwandlungsgesetz*") or in the event of a split-up of the Issuer (§ 123 (1) German Transformation Act; "*Aufspaltung*") or a spin-off (§ 123 (2) German Transformation Act; "*Abspaltung*"), a Bondholder shall have the right to receive equivalent securities as provided by § 23 of the German Transformation Act.

(6) *Other Events.* In the event of a merger whereby the Issuer is the acquiring entity, of a drop-down of one or more parts of its assets by the Issuer (§ 123 (3) German Transformation Act; "*Ausgliederung*") or of an analogous event, the Conversion Ratio shall remain unchanged.

(7) *Multiple Adjustment; Inverse Adjustment of Conversion Price and Initial Share Price.*

(a) If adjustments of the Conversion Ratio are required under more than one of the subsections (1) (a), (1) (b), (2), (3), and (4), and the Record Date for such adjustments shall occur on the same date, then, unless the order of the events requiring such adjustments is otherwise specified by the Issuer, such adjustments shall be made by applying, first, the provisions of subsection (1) (b), second, the provisions of subsection (4), third, the provisions of subsection (1) (a), fourth, the provisions of subsection (2), and finally the provisions of subsection (3).

(b) In case the Conversion Ratio is adjusted pursuant to subsections (1) through (4) above, the Conversion Price (§ 5(2)(c)) and the Initial Share Price (§ 5(2)(b)) shall be adjusted in the inverse proportion to the adjustment of the Conversion Ratio for purposes of determining whether the Maximum Conversion Ratio, the Minimum Conversion Ratio or the Medium Conversion Ratio is applicable pursuant to § 5(1) but shall remain unadjusted for purposes of calculating the Mandatory Conversion Ratio once the applicable Mandatory Conversion Ratio has been determined.

(c) If the Issuer does not elect an adjustment of the Conversion Ratio pursuant to subsections (1) through (4) above, but elects the payment of a Compensation Amount pursuant to § 10(2) or § 10(3) or a Dividend Compensation Amount pursuant to § 10(4) or elects any adjustment other than the adjustment of the Conversion Ratio, for the purposes of determining whether the Maximum Conversion Ratio, the Minimum Conversion Ratio or the Medium Conversion Ratio is applicable pursuant to § 5(1), the Conversion Price and the Initial Share Price shall be adjusted in the inverse proportion to the adjustment of the Conversion Ratio which would have taken place had the Issuer elected to adjust the Conversion Ratio but shall remain unadjusted

for purposes of calculating the Mandatory Conversion Ratio once the applicable Mandatory Conversion Ratio has been determined.

(8) *Other Adjustments.* If any other event occurs which in the opinion of Deutsche Bank affects the Conversion Ratio, Deutsche Bank shall make such adjustments using equitable discretion in accordance with § 317 of the German Civil Code as Deutsche Bank shall (with the consent of the Issuer) consider appropriate to take account of such event.

(9) *Effectiveness of Adjustments.* Adjustments in accordance with the foregoing shall become effective as of the Ex Date, provided the Ex Date is not later than the Final Conversion Date (inclusive).

(10) *Calculations of Adjustments.* Adjustments in accordance with the foregoing clauses shall be calculated by Deutsche Bank and shall be (in the absence of manifest error) binding on all parties concerned. The Conversion Ratio determined in accordance with the preceding provisions shall be rounded to four decimal points in accordance with German business practice. Deutsche Bank shall only be liable for making, or not making, adjustments or taking, or not taking, any other measures in connection with the Bonds, if and to the extent that it fails to show the due care of a proper merchant. Deutsche Bank may, jointly with the Issuer, engage the advice or services of any lawyers, accountants or other experts whose advice or services Deutsche Bank may deem necessary and rely, after consultation with the Issuer, upon any advice so obtained (and Deutsche Bank shall incur no liability against the Issuer or the Bondholders in respect of any delay in obtaining expert advice, or any action taken, or not taken, or suffered to be taken, or not taken, in accordance with such advice and in exercising the due care of a proper merchant).

(11) *Definitions.* In these Terms and Conditions:

"***Cash Dividend***" shall refer to the amount of any dividend prior to deduction of any withholding tax.

"***Subscription Value***" shall mean (calculated on a per share basis):

(i) the closing price of the right to subscribe own shares or securities with subscription, option or conversion rights in relation to Shares or to subscribe Other Securities on the Ex Date, or

(ii) in case such price shall not be available, the value of the subscription right which shall be determined by Deutsche Bank using equitable discretion in accordance with § 317 of the German Civil Code.

"***Average Market Price***" means the arithmetic average of the Closing Prices (§ 7(2)) for each Trading Day for the shorter of (with the proviso that any period shall at least last one Trading Day):

(i) 10 consecutive Trading Days prior to the relevant Record Date, or

(ii) the period commencing on the Trading Day next succeeding the first public announcement of the relevant issuance or distribution and ending on the last Trading Day prior to the relevant Record Date, or

(iii) the period commencing on the Ex Date with respect to the next preceding issuance or distribution for which an adjustment was required, and ending on the last Trading Day prior to the relevant Record Date.

*"**Ex Date**"* shall mean the first Trading Day on which the Shares are traded "ex dividend" or "ex subscription right" or ex any other right giving rise to an adjustment of the quoted price in the Xetra-System (or a successor system).

*"**Financial Year**"* means the financial year as set out in the Articles of Association of the Issuer.

The *"**Relevant Period**"* commences on the first Trading Day after the Ex Date of the first of the aggregated Cash Dividends and ends on the Trading Day prior to the Ex Date with respect to the Cash Dividend which caused the calculation of the Cash Dividend, provided that in case there was no Ex Date during the last 365 consecutive day period in the Xetra-System (or a successor system), the Relevant Period shall be the entire period of the 365 consecutive days.

*"**Record Date**"* shall mean the time and date being the earlier of (i) the relevant time of the determination of shareholders entitled to receive rights, subscription rights, option or conversion rights, Distributions, or (ii) the Trading Day which immediately precedes the Ex Date.

*"**Put Option Value**"* shall mean (calculated on a per share basis):

(i) the closing price of the right to sell own Shares on the Ex Date, or

(ii) in case such price shall not be available, the value of the put option which shall be determined by Deutsche Bank.

(12) *Notices of Adjustment.* The Issuer shall give notice in accordance with § 13 of an adjustment of the Conversion Ratio and/or any other adjustment in accordance with this § 10.

§ 11
(Termination by Bondholders)

(1) *Events of Default.* Each Bondholder is entitled, by notice to a Paying Agent, to declare due and payable its entire claims arising from the Bonds and demand payment of their Principal Amount together with interest accrued thereon, if:

(a) the Issuer, for any reason whatsoever, either (i) fails to pay interest under the Bonds within 30 days of the relevant due date without having properly exercised the Interest Deferral Right or (ii) fails to perform duly any material obligation under these Bonds, in particular pursuant to § 2(3), and such failure continues for more than 60 days after receipt by the Issuer of a written notice from a Bondholder;

(b) bankruptcy or insolvency proceedings are commenced by court action against the Issuer, and are not dismissed or stayed within 60 days after the commencement thereof, or the Issuer institutes such proceedings or suspends payments generally, or offers or makes a general arrangement for the benefit of all its creditors; or

(c) the Issuer enters into liquidation, unless such liquidation is in connection with a merger or any other form of combination with another company and such company assumes all obligations under the Bonds arising from these Terms and Conditions

The right to declare Bonds due shall terminate if the situation giving rise to it has been cured before the right is exercised.

(2) *Notice.* Any notice of termination in accordance with § 11(1) shall be made by the Bondholder by means of a written notice to be delivered by hand or registered mail to the Issuer together with evidence that such Bondholder at the time of such written notice is a holder of the relevant Bond(s). Subject to the provisions of any applicable mandatory law, no event or circumstance other than an event specified in subsection (1) shall entitle any Bondholder to declare any of its Bonds due and payable prior to its stated maturity, save as expressly provided in these Terms and Conditions.

§ 12
(Substitution of Issuer; Transfer of Domicile)

(1) *Substitution.* The Issuer or the Substitute Issuer (as defined below) shall without the consent of the Bondholders be entitled at any time to substitute for the Issuer any direct or indirect subsidiary which is at least 75 per cent. owned by the Issuer as principal debtor in respect of all obligations arising from or in connection with the Bonds (hereafter the *"**Substitute Issuer**"*), provided that:

(a) the Substitute Issuer, in a manner legally effective, assumes all obligations of the Issuer arising from or in connection with the Bonds and, after such assumption, it is in a position to fulfill all payment obligations arising from or in connection with the Bonds in euro without the necessity of any taxes or duties being deducted or withheld at source and to transfer all amounts which are required therefor to the Bondholders without any restrictions, and that in particular all necessary authorizations to this effect by any competent authority have been obtained; and

(b) the Substitute Issuer undertakes to reimburse any Bondholder for such taxes, fees or duties which may be imposed upon him in connection with any payments on the Bonds, upon conversion or otherwise, as a consequence of the assumption of the Issuer's obligations by the Substitute Issuer.

(2) *Release from Obligations.* Upon effective substitution of the Issuer as set forth in § 12(1), the Issuer shall be released from any obligation arising from or in connection with the Bonds.

(3) *Publication.* Any such substitution shall be notified in accordance with § 18 and shall become effective upon such notification.

(4) *References.* In the event of such substitution any reference in these Terms and Conditions to the Issuer shall from then on be deemed to refer to the Substitute Issuer.

(5) *Transfer of Domicile.* A transfer of domicile of the Issuer to another country, territory or jurisdiction shall only be permissible if § 12(1), (3) and (4) are complied with *mutatis mutandis.*

§ 13
(Notices)

All notices regarding the Bonds shall be notified to the Bondholders by registered mail. Any notice will become effective for all purposes on the date of delivery of the registered mail to the Bondholders.

§ 14
(Prescription)

(1) *Principal.* The term for presentation of the Bonds with respect to principal (if any) as laid down in § 801(1) sentence 1 of the German Civil Code shall be reduced to ten years.

(2) *Interest.* The term for presentation of the Bonds with respect to interest shall be five years after the date on which payment thereof first becomes due and payable.

§ 15
(Miscellaneous)

(1) *Governing Law.* The Bonds, with regard to both form and content, as well as all rights and obligations arising from these Terms and Conditions for the Bondholders and the Issuer shall in all respects be governed by German law.

(2) *Place of Performance.* Place of performance shall be Leverkusen, Federal Republic of Germany.

(3) *Place of Jurisdiction.* To the extent legally permissible, exclusive place of jurisdiction for all proceedings arising from matters provided for in these Terms and Conditions shall be Cologne, Federal Republic of Germany.

§ 16
(Language)

These Terms and Conditions are written in the German language and provided with an English language translation. The German version shall be the only legally binding version. The English translation is for convenience only.